FORM 6-K



                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



For the month of                JUNE                                 2004
                                ----------------------------        -----------
Commission File Number          000-29898
                                ----------------------------        -----------

                           RESEARCH IN MOTION LIMITED
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                          Form 40-F         X
                    ----------------                   ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                No                 X
                    ------------------                 ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                 DOCUMENT INDEX

     Document


         1. Research In Motion Limited - Consolidated Financial Statements prepared in accordance with U.S. GAAP for the years ended February 28, 2004, March 1, 2003 and March 2, 2002 and the notes thereto.

         2. Research In Motion Limited - Consolidated Financial Statements prepared in accordance with Canadian GAAP for the years ended February 28, 2004, March 1, 2003 and March 2, 2002 and the notes thereto.

         3. Research In Motion Limited - Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 28, 2004 compared to the fiscal year ended March 1, 2003

                                                                     DOCUMENT 1

Management's Responsibility for Financial Reporting

To the Shareholders of Research In Motion Limited

Management of Research In Motion Limited is responsible for the preparation and presentation of the consolidated financial statements and all of the financial information in this Annual Report. The consolidated financial statements were prepared in accordance with United States generally accepted accounting principles and include certain amounts based upon estimates and judgements required for such preparation. The financial information appearing throughout this Annual Report is consistent with the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Research In Motion Limited.

In fulfilling its responsibility for the reliability and integrity of financial information, management has developed and maintains systems of accounting and internal controls and budgeting procedures. Management believes these systems and controls provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and financial records are reliable for the preparation of accurate and timely consolidated financial statements.

The Company's Audit Committee of the Board of Directors, which consists entirely of non-management independent directors, usually meets two times per fiscal quarter with management and the independent auditor to ensure that each is discharging its respective responsibilities, to review the consolidated financial statements and either the quarterly review engagement report or the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Company's external auditor has full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings to the Board of Directors for consideration when the Board approves the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements for fiscal 2004 have been audited by Ernst & Young LLP, the independent auditor appointed by the shareholders, in accordance with United States generally accepted auditing standards. The consolidated financial statements for fiscal 2003 and fiscal 2002 have been audited by Ernst & Young LLP and Zeifman and Company LLP, the independent auditors appointed by the shareholders, in accordance with United States generally accepted auditing standards.



                               Mike Lazaridis       Dennis Kavelman
                               President & Co-CEO   Chief Financial Officer
Waterloo, Ontario

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders of
Research In Motion Limited

We have audited the consolidated balance sheet of Research In Motion Limited as at February 28, 2004 and the consolidated statement of operations, shareholders' equity and cash flows the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2004 and the results of its operations and its cash flows the year then ended in conformity with United States generally accepted accounting principles.



On March 31, 2004, we reported separately to the shareholders of the Company on the consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.



Toronto, Canada,                                 Ernst & Young LLP
March 31, 2004.                                  Chartered Accountants

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders of
Research In Motion Limited

We have audited the consolidated balance sheet of Research In Motion Limited as at March 1, 2003 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended March 1, 2003 and March 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 1, 2003 and the results of its operations and its cash flows for the years ended March 1, 2003 and March 2, 2002 in conformity with United States generally accepted accounting principles.

On March 28, 2003 we reported separately to the shareholders of the Company on the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.



Toronto, Canada,         Zeifman & Company LLP         Ernst & Young LLP
March 28, 2003.          Chartered Accountants         Chartered Accountants

                               Research In Motion Limited
                         Incorporated under the Laws of Ontario
                         (United States dollars, in thousands)

CONSOLIDATED BALANCE SHEETS                                                                 As at
                                                                               February 28             March 1
                                                                                 2004                   2003
                                                                           -----------------     -----------------
                                                                                      US GAAP (note 1)
ASSETS
CURRENT
Cash and cash equivalents (note 4)                                               $ 1,156,419             $ 340,681
Trade receivables                                                                     95,213                40,803
Other receivables                                                                     12,149                 4,538
Inventory (note 5)                                                                    42,836                31,275
Restricted cash (note 16)                                                             36,261                  --
Other current assets (note 21)                                                        12,527                11,079
                                                                                 -----------             ---------
                                                                                   1,355,405               428,376

INVESTMENTS (note 4)                                                                 333,886               190,030

CAPITAL ASSETS (note 6)                                                              147,709               161,183

INTANGIBLE ASSETS (note 7)                                                            64,269                51,479
GOODWILL                                                                              30,109                30,588
                                                                                 -----------             ---------
                                                                                 $ 1,931,378             $ 861,656
                                                                                 ===========             =========

LIABILITIES
CURRENT

Accounts payable                                                                 $    35,570             $  18,594
Accrued liabilities (note 20 (b))                                                     70,538                54,415
Accrued litigation and related expenses (note 16)                                     84,392                50,702
Income taxes payable (note 9)                                                          1,684                 4,909
Deferred revenue                                                                      16,498                14,336
Current portion of long-term debt (note 10)                                              193                 6,143
                                                                                 -----------             ---------
                                                                                     208,875               149,099
LONG-TERM DEBT (note 10)                                                               6,240                 5,776
                                                                                 -----------             ---------
                                                                                     215,115               154,875
                                                                                 -----------             ---------

SHAREHOLDERS' EQUITY
CAPITAL STOCK

Authorized - unlimited number of non-voting, cumulative,
redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares Issued - 92,415,066
common shares (March 1, 2003 - 77,172,597) (note 11)                               1,829,388               874,377
ACCUMULATED DEFICIT                                                                 (119,206)             (171,035)
ACCUMULATED OTHER COMPREHENSIVE INCOME (note 19)                                       6,081                 3,439
                                                                                 -----------             ---------
                                                                                   1,716,263               706,781
                                                                                 -----------             ---------
                                                                                 $ 1,931,378             $ 861,656
                                                                                 ===========             =========



Commitments and contingencies (notes 10, 12, 14, 16 and 21) See notes to the consolidated financial statements.

On behalf of the Board



Jim Balsillie                                                                    Mike Lazaridis
Director                                                                         Director



                    Research In Motion Limited
              Incorporated under the Laws of Ontario
     (United States dollars, US GAAP, in thousands) (note 1)


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                      COMMON SHARES      COMMON        RETAINED       ACCUMULATED
                                                                          SHARE        EARNINGS         OTHER
                                                                        PURCHASE     (ACCUMULATED   COMPREHENSIVE
                                                      COMMON SHARES     WARRANTS       DEFICIT)     INCOME (LOSS)        TOTAL
                                                     ----------------------------------------------------------------------------

Balance February 28, 2001                                $   890,644    $    370    $  10,562    $    --      $   901,576

Comprehensive income (loss):
  Net loss                                                      --          --        (28,321)        --          (28,321)
  Net change in derivative fair value during the year           --          --           --         (2,803)        (2,803)
  Amounts classified to earnings during the year                --          --           --          1,325          1,325

Shares issued:
  Exercise of stock options                                    1,491        --           --           --            1,491
  Common shares issued on acquisition of subsidiary            6,325        --           --           --            6,325
  Common shares repurchased pursuant to Common
     Share Purchase Program                                   (4,080)       --         (1,445)        --           (5,525)
                                                         ----------------------------------------------------------------
Balance March 2, 2002                                        894,380         370      (19,204)      (1,478)       874,068

Comprehensive income (loss):
  Net loss                                                      --          --       (148,857)        --         (148,857)
  Net change in derivative fair value during the year           --          --           --          5,958          5,958
  Amounts classified to earnings during the year                --          --           --         (1,041)        (1,041)

Shares Issued:
  Exercise of stock options                                    1,155        --           --           --            1,155
  Common shares repurchased pursuant to Common
     Share Purchase Program                                  (21,528)       --         (2,974)        --          (24,502)
                                                         ----------------------------------------------------------------

Balance March 1, 2003                                    $   874,007    $    370    $(171,035)   $   3,439    $   706,781

Comprehensive income (loss):
  Net Income                                                    --          --         51,829         --           51,829
  Net change in unrealized gains on investments
    available for sale                                           613         613
  Net change in derivative fair value during the year           --          --           --         11,941         11,941
  Amounts classified to earnings during the year                --          --           --         (9,912)        (9,912)

Shares Issued:
  Exercise of stock options                                   49,771        --           --           --           49,771
  Issue of common shares                                     944,869        --           --           --          944,869
  Share issue costs                                          (39,629)       --           --           --          (39,629)
  Exercise of warrants                                           370        (370)        --           --             --
                                                         ----------------------------------------------------------------

Balance February 28, 2004                                $ 1,829,388    $   --      $(119,206)   $   6,081    $ 1,716,263
                                                         ================================================================


See notes to the consolidated financial statements.

                      Research In Motion Limited
                Incorporated under the Laws of Ontario
                (United States dollars, in thousands)

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     For the Year Ended
                                                                    February 28            March 1              March 2
                                                                       2004                 2003                 2002
                                                                 ------------------   ------------------   ------------------
                                                                                       US GAAP (note 1)

REVENUE                                                               $ 594,616          $ 306,732          $ 294,053

COST OF SALES                                                           323,365            187,289            209,525
                                                                      ---------          ---------          ---------

GROSS MARGIN                                                            271,251            119,443             84,528
                                                                      ---------          ---------          ---------
EXPENSES

Research and development, net of government funding (note 14)            62,638             55,916             37,446
Selling, marketing and administration (note 20)                         108,492            104,978             93,766
Amortization                                                             27,911             22,324             11,803
Restructuring charges (note 15)                                            --                6,550               --
Litigation (note 16)                                                     35,187             58,210               --
                                                                      ---------          ---------          ---------
                                                                        234,228            247,978            143,015
                                                                      ---------          ---------          ---------

EARNINGS (LOSS) FROM OPERATIONS                                          37,023           (128,535)           (58,487)

Investment income                                                        10,606             11,430             25,738
Writedown of investments (note 17)                                         --                 --               (5,350)
                                                                      ---------          ---------          ---------

INCOME (LOSS) BEFORE INCOME TAXES                                        47,629           (117,105)           (38,099)
                                                                      ---------          ---------          ---------

PROVISION FOR (RECOVERY OF) INCOME TAXES (note 9)
Current                                                                  (4,200)             3,513              7,058
Deferred                                                                   --               28,239            (16,836)
                                                                      ---------          ---------          ---------
Future                                                                   (4,200)            31,752             (9,778)
                                                                      ---------          ---------          ---------

NET INCOME (LOSS)                                                     $  51,829          $(148,857)         $ (28,321)
                                                                      =========          =========          =========

EARNINGS (LOSS) PER SHARE (note 18)

Basic                                                                 $    0.65          $   (1.92)         $   (0.36)
                                                                      =========          =========          =========

Diluted                                                               $    0.62          $   (1.92)         $   (0.36)
                                                                      =========          =========          =========

See notes to the consolidated financial statements.


                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
                    (United States dollars, in thousands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              For the Year Ended
                                                                               February 28          March 1           March 2
                                                                                  2004               2003              2002
                                                                             ---------------- ------------------ -----------------
                                                                                                US GAAP (note 1)
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)                                                               $    51,829      $(148,857)     $ (28,321)

Items not requiring an outlay of cash:

Amortization                                                                         54,529         31,147         17,497
Deferred income taxes                                                                  --           29,244        (16,836)
Loss on disposal of capital assets                                                      223            502           --
Loss (gain) on foreign currency translation of long-term debt                           859           (339)             4
Write-down of investments                                                              --             --            5,350

Net changes in working capital items:

Trade receivables                                                                   (54,410)         1,958          7,607
Other receivables                                                                    (7,611)         1,473          7,918
Inventory                                                                           (11,561)         6,202         30,567
Other current assets                                                                    512           (525)        (3,467)
Accounts payable                                                                     16,976          7,059          1,834
Accrued liabilities                                                                  16,123         17,555         (2,333)
Accrued litigation and related expenses                                              33,690         50,702           --
Increase in restricted cash                                                         (36,261)          --             --
Income taxes payable                                                                 (3,225)         2,106         (1,018)
Deferred revenue                                                                      2,162          4,563         (1,097)
                                                                                -----------      ---------      ---------
                                                                                     63,835          2,790         17,705
                                                                                -----------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of share capital and warrants                                              994,640          1,155          1,491
Financing costs                                                                     (39,629)          --             --
Buyback of common shares pursuant to Common Share Purchase Program (note 11(a))        --          (24,502)        (5,525)
Repayment of debt                                                                    (6,130)          (614)          (303)
                                                                                -----------      ---------      ---------
                                                                                    948,881        (23,961)        (4,337)
                                                                                -----------      ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of investments                                                         (186,989)      (190,030)          --
Proceeds on sale or maturity of investments                                          43,746           --             --
Acquisition of capital assets                                                       (21,815)       (39,670)       (73,917)
Acquisition of intangible assets                                                    (32,252)       (30,997)        (7,106)
Acquisition of subsidiaries (note 8)                                                    478        (21,990)        (9,709)
Acquisition of short-term investments                                               (24,071)       (41,900)      (925,885)
Proceeds on sale and maturity of short-term investments                              24,071        345,983        834,907
                                                                                -----------      ---------      ---------
                                                                                   (196,832)        21,396       (181,710)
                                                                                -----------      ---------      ---------
FOREIGN EXCHANGE EFFECT ON CASH AND CASH EQUIVALENTS                                   (146)           (20)            (4)
                                                                                -----------      ---------      ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE YEAR                   815,738            205       (168,346)

CASH AND CASH  EQUIVALENTS, BEGINNING OF YEAR                                       340,681        340,476        508,822
                                                                                -----------      ---------      ---------
CASH AND CASH  EQUIVALENTS, END OF YEAR                                         $ 1,156,419      $ 340,681      $ 340,476
                                                                                ===========      =========      =========

See notes to the consolidated financial statements.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE YEARS ENDED FEBRUARY 28, 2004, MARCH 1, 2003 AND MARCH 2, 2002

  In thousands of United States dollars, except share and per share data, and except as otherwise indicated



     NATURE OF BUSINESS

     Research In Motion Limited (the "Company" or "RIM") is a designer, manufacturer and marketer of wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, the Company provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. The Company's technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company's shares are traded on The Toronto Stock Exchange under the symbol RIM and on the Nasdaq National Market under the symbol RIMM.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  GENERAL

     These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP") on a basis consistent for all periods presented.

     Historically, the primary consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP with an annual reconciliation of the Company's financial position and results of operations as calculated using U.S. GAAP. In order to provide information on a more comparable basis with a majority of the industry, effective March 2, 2003, the Company initiated reporting its financial position, results of operations and cash flows under U.S. GAAP in its consolidated financial statements.

     The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

(b)  BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of all subsidiaries with intercompany transactions and balances eliminated. All of the Company's subsidiaries are wholly-owned and are considered to be fully integrated operations.

(c)  USE OF ESTIMATES

     The preparation of the Company's consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation claims, allowance for doubtful accounts, provision for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in business combinations, amortization expense, implied fair value of goodwill, realization of deferred tax assets and the related components of the valuation allowance, provision for warranty, and the fair values of financial instruments. Actual results could differ from these estimates.

(d)  FOREIGN CURRENCY TRANSLATION

     The U.S. dollar is the functional and reporting currency of the Company. Foreign currency denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars using the temporal method. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at historical exchange rates, and revenues and expenses at the rates of exchange prevailing when the transactions occurred. Resulting exchange gains and losses are included in income.

(e)  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of balances with banks and liquid short-term investments with maturities of three months or less at the date of acquisition and are carried on the balance sheet at fair value.

(f)  SHORT-TERM INVESTMENTS

     Short-term investments consist of liquid investments with maturities of between three months and one year at the date of acquisition. Such short-term investments are available for sale investments and are carried on the balance sheet at fair value.

(g)  TRADE RECEIVABLES

     Trade receivables are presented net of allowance for doubtful accounts. The allowance was $2,379 at February 28, 2004 (March 1, 2003 - $2,331). Bad debt expense (recovery) was $(548) for the year ended February 28, 2004 (March 1, 2003 - $696; March 2, 2002 - $6,236).

     The allowance for doubtful accounts reflects estimates of probable losses in trade receivables. The allowance is determined based on specifically identified accounts, historical experience and all other current information.

(h)  INVESTMENTS

     All investments with maturities in excess of one year are classified as long-term investments. In the event of a decline in value which is other than temporary, the investments are written down to estimated realizable value.

     Investments designated as held-to-maturity investments are carried at cost. The Company does not exercise significant influence with respect to any of these investments.

     Investments designated as available-for-sale investments are carried at fair value. Unrealized gains or losses are included in other comprehensive income.

(i)  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company utilizes forward foreign exchange rate contracts and foreign exchange rate swaps to reduce exposure to fluctuations in foreign currency exchange rates. The Company does not purchase or hold derivative financial instruments for speculative purposes.

     The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and, the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency denominated assets, liabilities and anticipated cash flows of hedged items.

     Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments, as amended by SFAS 137, 138 and 149, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged transaction. For instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings. When an anticipated transaction is no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge, and changes in the fair value of the instrument are recognized in net income.

(j)  INVENTORIES

     Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

(k)  LONG-LIVED ASSETS

     The Company reviews long-lived assets such as property, plant and equipment, and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value and carrying value of the asset.

(l)  CAPITAL ASSETS

     Capital assets are stated at cost less accumulated amortization. Amortization is provided using the following rates and methods:

     Buildings and leaseholds           Straight-line over terms between 5
                                        and 40 years
     Information technology             Straight-line over 5 years
     Furniture, fixtures, tooling,      20% per annum declining balance
     and equipment

(m)  INTANGIBLE ASSETS

     Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized as follows:

      Acquired technology               Straight-line over 2 to 5 years
      Licences                          Lesser of 5 years or on a per unit
                                        basis based upon the anticipated
                                        number of units sold during the
                                        terms of the licence agreements
      Patents                           Straight-line over 17 years

(n)  GOODWILL

     Effective March 3, 2002, the Company adopted the new recommendations in accordance with SFAS 142 with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. The Company performed the required annual impairment tests of goodwill as at February 28, 2004 and March 1, 2003 and concluded that the existing goodwill was not impaired. The Company did not have any goodwill prior to the adoption of the new recommendation, therefore, there was no impact to prior year's earnings upon its adoption.

     Goodwill represents the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired in such acquisitions. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

     The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired, and the second step is considered unnecessary.

     In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations and retained earnings.

     The Company has one reporting unit, which is the consolidated Company.

(o)  INCOME TAXES

     The liability method of tax allocation is used to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     The Company continues to assess, on an on-going basis, the degree of certainty regarding the realization of deferred tax assets, and whether a valuation allowance is required.

(p)  REVENUE RECOGNITION

     The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

     HANDHELD AND OTHER HARDWARE PRODUCTS

     Revenue from the sale of hardware, original equipment manufacturer products ("OEM") and accessories are recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

     SERVICE

     Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

     SOFTWARE

     Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

     NON-RECURRING ENGINEERING CONTRACTS

     Revenue is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

     SHIPPING AND HANDLING COSTS

     Where they can be reasonably attributed to certain revenue, shipping and handling costs are included in Cost of sales, otherwise they are included in Selling, Marketing and Administration.

(q)  RESEARCH AND DEVELOPMENT

     The Company is engaged at all times in research and development work. Research and development costs, other than capital asset acquisitions, are charged as an operating expense of the Company as incurred.

(r)  GOVERNMENT ASSISTANCE

     Government assistance towards research and development expenditures is received as grants from Technology Partnerships Canada and in the form of investment tax credits on account of eligible scientific research and experimental development expenditures. Investment tax credits are recorded when there is reasonable assurance that the Company will realize the investment tax credits. Assistance related to the acquisition of capital assets used for research and development is credited against the cost of the related capital assets and all other assistance is credited against related expenses, as incurred.

(s)  STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

     U.S. GAAP, SFAS 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The reportable items of comprehensive income are cash flow hedges as described in note 21, and changes in the fair value of investments available for sale as described in note 4.

(t)  EARNINGS (LOSS) PER SHARE

     Income (loss) per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options and common share purchase warrants.

(u)  STOCK-BASED COMPENSATION PLAN

     The Company has a stock-based compensation plan, which is described in note 11(b). The options are granted with an exercise price equal to the fair market value of the shares on the day of grant of the options. No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

     Compensation expense is recognized when stock options are issued with an exercise price that is less than the market price on the date of grant. The difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value method"). The exercise price of options granted by the Company is the market value of the underlying stock at the date of grant; consequently, no compensation expense is recognized. This method is consistent with U.S. GAAP, APB Opinion 25, Accounting for Stock Issued to Employees.

     SFAS 123, Accounting for Stock-Based Compensation, requires proforma disclosures of net income (loss) and earnings (loss) per share, as if the fair value method, as opposed to the intrinsic value method of accounting for employee stock options, had been applied. The disclosures in the following table present the Company's net income (loss) and earnings
     (loss) per share on a proforma basis using the fair value method as determined using the Black-Scholes option pricing model:

                                                                        For the year ended
                                                     February 28,       March 1,        March 2,
                                                         2004            2003             2002
                                                   --------------------------------------------------


Net income (loss) - as reported                            $ 51,829     $ (148,857)       $ (28,321)
Stock-based compensation costs for the year                  20,033          20,296           19,773
                                                   --------------------------------------------------

Net income (loss) - proforma                               $ 31,796     $ (169,153)       $ (48,094)
                                                   ==================================================

Proforma earnings (loss) per common share:
  Basic                                                    $   0.40     $    (2.18)        $  (0.61)
  Diluted                                                  $   0.39     $    (2.18)        $  (0.61)

Weighted average number of shares (000's):
  Basic                                                      79,650          77,636           78,467
  Diluted                                                    81,934          77,636           78,467



     The weighted average fair value of options granted during the year was calculated using the Black-Scholes option-pricing model with the following assumptions:

                                                                         For the year ended
                                                           February 28,        March 1,        March 2,
                                                               2004             2003             2002
                                                         ---------------------------------------------------


Number of options granted (000's)                              1,574             956            2,978
                                                         ---------------------------------------------------

Weighted average Black-Scholes value of each option        $   16.57         $  8.58         $  12.00

Assumptions:
  Risk free interest rate                                       3.0%            4.5%             4.0%
  Expected life in years                                         4.0             3.5              3.5
  Expected dividend yield                                         0%              0%               0%
  Volatility                                                     70%             70%              75%


(v)  WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to assess whether it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

(w)  ADVERTISING COSTS

     The company expenses all advertising costs as incurred. These costs are included in Selling, marketing and administration.

2.   ADOPTION OF ACCOUNTING POLICIES

(a)  Stock Based Compensation

     In December, 2002 the FASB issued SFAS 148, Accounting for Stock-Based Compensation. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. There was no effect on the Company's results of operations and financial position for SFAS 148, as the Company has not yet adopted the fair value based method.

(b)  Derivative Instruments

     In May 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The statement clarifies and amends accounting for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company has determined that there was no effect upon the adoption of SFAS 149.

(c)  Financial Instruments

     In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Assets and Liabilities. SFAS 150 addresses the accounting for: mandatory redeemable shares, put options and forward purchase contracts of the Company's shares, and instruments that are liabilities under this Statement that can be settled for shares. This standard is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective for the first interim period beginning after June 15, 2003. There was no effect on the Company's results of operations and financial position upon the adoption of SFAS 150.


3. RECENTLY ISSUED PRONOUNCEMENTS

     In December 2003, the FASB amended Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities ("FIN 46R"). FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's residual returns. For the Company, the requirements of FIN 46R apply to VIE's created after January 31, 2003. For those VIE's created before January 31, 2003, the requirements of FIN 46R apply as at February 29, 2004. The adoption of FIN 46R did not have an impact to the Company's financial statements as at and for the year ended February 28, 2004.


4.   CASH, CASH EQUIVALENTS AND INVESTMENTS

(a)  Cash and cash equivalents are recorded at fair value and comprise:

                                                 February 28,          March 1,
                                                    2004                2003
                                             ---------------------------------

    Balances with banks                         $    2,644         $   16,603
    Money market investment funds                    9,657              2,635
    Certificates of deposit                        255,199            111,664
    Repurchase agreements                          110,622             15,868
    Government sponsored enterprise notes                -              9,999
    Commercial paper and corporate notes           778,297            183,912
                                             ---------------------------------
                                               $ 1,156,419         $  340,681
                                             =================================

    Cash and cash equivalents carry weighted average yields of 1.0% as at February 28, 2004 (March 1, 2003 - 1.3%).

(b) Investments include securities that are held as available-for-sale and securities which the Company intends to hold to maturity.

     As of February 28, 2004, the contractual maturities of debt securities were as follows (at carrying value):

                      ---------------------------------------------
                          One to         Five to       No Single         Total
                        Five Years      Ten Years    Maturity Date
                      ----------------------------------------------------------
 Available-for-sale     $ 139,266       $ 25,164      $ 23,394        $  187,824
 Held-to-maturity          79,404              -        66,658           146,062
                      ----------------------------------------------------------
                        $ 218,670       $ 25,164      $ 90,052        $  333,886
                      ==========================================================

     Securities with no single maturity date reflect asset-backed securities.

     Available-for-sale investments are carried at fair value and comprise:

                                         Amortized     Unrealized    Unrealized
                                            Cost          Gains        Losses         Fair Value
                                       --------------------------------------------------------------

As at February 28, 2004
Government sponsored enterprise notes       $  80,086        $  300         $  -           $  80,386
Asset-backed securities                        23,385            25          (16)             23,394
Corporate bonds                                83,740           323          (19)             84,044
                                       --------------------------------------------------------------
                                            $ 187,211        $  648         $(35)          $ 187,824
                                       ==============================================================

As at March 1, 2003                         $       -        $    -         $  -           $       -
                                       ==============================================================


      Held-to-maturity investments are carried at amortized cost and comprise:

                                                              Unrecognized
                                               Amortized        Holding         Holding
                                                  Cost           Gains          Losses        Fair Value
                                             ---------------------------------------------------------------
As at February 28, 2004
   Government sponsored enterprise notes       $     -          $     -         $    -        $     -
   Asset-backed securities                       66,658            1,325             -          67,983
   Corporate bonds                               79,404            4,074             -          83,478
                                             ---------------------------------------------------------------
                                               $146,062         $  5,399        $    -        $151,461
                                             ===============================================================

As at March 1, 2003
   Government sponsored enterprise notes       $ 15,110         $     83        $     -       $ 15,193
   Asset-backed securities                       69,002              770            (59)        69,713
   Corporate bonds                              105,918            3,365              -        109,283
                                             ---------------------------------------------------------------
                                               $190,030         $  4,218        $   (59)      $194,189
                                             ===============================================================

     During fiscal 2004, the Company sold held-to-maturity securities with a carrying value of $25,150 due to concerns with the credit quality of the issuer. The gross realized losses on these sales totaled $6. Held-to-maturity securities with a carrying value of $15,203 were called for early redemption by the issuer. The gross realized gains on these redemptions were $10.


     Investments carry weighted average yields of 3.1% as at February 28, 2004 (March 1, 2003 - 3.8%)


5.   INVENTORY

     Inventory is comprised as follows:

                                                    February 28,       March 1,
                                                           2004           2003
                                                 ------------------------------
Raw materials                                         $  35,119      $  34,446
Work in process                                           8,713          8,205
Finished goods                                            7,679          4,286
Provision for excess and obsolete inventory              (8,675)       (15,662)
                                                 ------------------------------
                                                      $  42,836      $  31,275
                                                 ==============================


6.   CAPITAL ASSETS

     Capital assets are comprised of:

                                                   February 28, 2004
                                                                Accumulated        Net book
                                                 Cost          amortization          value
                                              -----------------------------------------------


Land                                           $   8,850           $     -         $   8,850
Buildings and leaseholds                          67,148            10,047            57,101
Information technology                            91,950            47,605            44,345
Furniture, fixtures, tooling and equipment        78,955            41,542            37,413
                                              -----------------------------------------------
                                               $ 246,903         $  99,194         $ 147,709
                                              ===============================================


                                                                 March 1, 2003
                                                                 Accumulated         Net book
                                                  Cost          amortization          value
                                              -----------------------------------------------
Land                                           $   8,850           $     -          $   8,850
Buildings and leaseholds                          66,254             6,671             59,583
Information technology                            81,319            31,893             49,426
Furniture, fixtures, tooling and equipment        68,873            25,549             43,324
                                              -----------------------------------------------
                                               $ 225,296         $  64,113          $ 161,183
                                              ===============================================

     During fiscal 2004, the Company recorded additional amortization expense of $1,318 with respect to certain capital assets no longer used by the Company; $618 of this is included in Cost of sales.

     For the year ended February 28, 2004, amortization expense related to capital assets was $35,067 (March 1, 2003 - $27,997; March 2, 2002 -
     $16,753).


7.   INTANGIBLE ASSETS

     Intangible assets are comprised of:

                                                       February 28, 2004
                                                             Accumulated        Net book
                                               Cost         amortization          value
                                         -----------------------------------------------------
Acquired technology                         $  10,012         $   3,746         $   6,266
Licences                                       52,216            15,299            36,917
Patents                                        25,156             4,070            21,086
                                         -----------------------------------------------------
                                            $  87,384         $  23,115         $  64,269
                                         =====================================================


                                                           March 1, 2003
                                                             Accumulated        Net book
                                               Cost         amortization         value
                                         ----------------------------------------------------

Acquired technology                         $  10,012         $   1,684        $   8,328
Licences                                       28,370             1,085           27,285
Patents                                        16,751               885           15,866
                                         ----------------------------------------------------
                                            $  55,133         $   3,654        $  51,479
                                         ====================================================

     Acquired technology includes all licences and patents acquired by the Company as a result of the acquisitions described in note 8. Licenses include licenses or agreements that the Company has negotiated with third parties upon use of the third parties' technology. Patents includes all costs necessary to record a patent, as well as defense costs when there is perceived infringement by the Company of those patents.

     During fiscal 2004, the Company recorded provisions amounting to $4,327 against the carrying values of certain of its intangible assets as a result of changes in the Company's current and intended product offerings. Of this amount $2,750 is included in Cost of sales with the balance of $1,577 recorded as Amortization expense. Such charges reflect management's assessment of net realizable values.

     For the year ended February 28, 2004, amortization expense related to intangible assets was $19,462 (March 1, 2003 - $2,848; March 2, 2002 - $574). Total additions to intangible assets in 2004 were $32,252 (2003 - $38,324).

     Based on the carrying value of the identified intangible assets as at February 28, 2004, and assuming no subsequent impairment of the underlying assets, the annual amortization expense is expected to be as follows: 2005
     - $16 million; 2006 - $17 million; 2007 - $13 million; 2008 - $3 million;
     2009 - $2 million. Licenses are amortized over the lesser of five years or on a per unit basis based upon the anticipated number of units sold during the terms of the license agreements.


8.   ACQUISITIONS

     During fiscal 2004, the purchase price related to one of the fiscal 2003 acquisitions was revised, resulting in a reduction to goodwill of $479 and a return of consideration.

     During fiscal 2003 the Company completed four acquisitions. Effective June 2002, the Company purchased the assets of a company whose proprietary software code provides capabilities to facilitate foreign language input and display on handheld products. Effective July 2002, the Company acquired 100% of the common shares of a company that will offer a secure solution for viewing email attachments with BlackBerry Wireless Handhelds. Effective August 2002, the Company acquired 100% of the common shares of a company that has software products which enable wireless access to major email systems including corporate, proprietary and POP3/IMAP4 using a handheld device. In addition, effective September 2002, the Company also acquired 100% of the common shares of a small company with expertise and technology related to wireless networks. The results of the acquirees' operations have been included in the consolidated financial statements for the periods from each respective closing date to February 28, 2004.

     On October 31, 2001, the Company acquired 100% of the outstanding common shares of a company for its technology and expertise in the wireless delivery of rich graphical content. This company develops Java-based media platforms for wireless devices. The results of this company's operations have been included in the consolidated financial statements since October 31, 2001. The value of the 387,353 common shares issued in 2002 was determined based on the average of the market price of the Company's common shares over the two-day period before and after the terms of the acquisition were agreed to.

     The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

                                                       March 1,        March 2,
                                                          2003            2002
                                                   ----------------------------
Assets purchased
      Capital assets                                 $     317       $       -
      Acquired technology                                7,326           2,685
      Goodwill                                          16,193          14,395
                                                   ----------------------------
                                                        23,836          17,080
                                                   ----------------------------
Liabilities assumed - non-cash working capital           1,275           1,046
Deferred income tax liability                              357               -
                                                   ----------------------------
                                                         1,632           1,046
                                                   ----------------------------
Net non-cash assets acquired                            22,204          16,034
      Cash acquired                                        117             152
                                                   ----------------------------
Net assets acquired                                  $  22,321       $  16,186
                                                   ============================
Consideration
      Cash                                           $  22,107       $   9,861
      Assumption of acquiree long-term debt                214               -
      Capital stock                                          -           6,325
                                                   ----------------------------
                                                     $  22,321       $  16,186
                                                   ============================


     The acquisitions were accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology. Of the $16,193 of goodwill acquired during fiscal 2003, $13,316 is expected to be deductible for tax purposes.

     If the four fiscal 2003 acquisitions had occurred on March 1, 2001, the Company's unaudited proforma consolidated revenue would have increased by $nil for the year ended February 28, 2004 (March 1, 2003 - $226; March 2, 2002 - $816) and the unaudited proforma net income (loss) would have been $51,829 (March 1, 2003 - ($151,713); March 2, 2002 - ($35,748)).


9.  INCOME TAXES

     The difference between the amount of the provision for (recovery of) income taxes and the amount computed by multiplying income before taxes by the statutory Canadian rate is reconciled as follows:

                                                      February 28,           March 1,           March 2 ,
                                                              2004               2003                2002
                                                     -----------------------------------------------------

    Expected Canadian tax rate                               36.5%              38.3%               41.2%

    Expected income tax provision (recovery)             $  17,394         $  (44,817)         $  (15,685)

    Differences in income taxes resulting from:
       Manufacturing and processing activities                (900)             3,951               1,801
       Increase in valuation allowance                      29,100             61,969               1,530
       Non-deductible portion of unrealized
         capital losses                                          -                  -               1,013
       Foreign exchange                                      3,820             (1,408)              1,112
       Foreign tax rate differences                        (45,088)             7,352              (3,192)
       Enacted tax rate changes                             (9,743)             4,835               2,960
       Other differences                                     1,217               (130)                683
                                                     -----------------------------------------------------
                                                         $  (4,200)        $   31,752          $   (9,778)
                                                     =====================================================

Income (loss) before income taxes:
   Canadian                                             $   29,309         $ (102,954)         $  (46,845)
   Foreign
                                                            18,320            (14,151)              8,746
                                                     -----------------------------------------------------
                                                        $   47,629         $ (117,105)         $  (38,099)
                                                     =====================================================


    The provision for income taxes consists of the following:

                                                      February 28,           March 1,           March 2,
Provision for (recovery of) income taxes:                     2004               2003               2002
                                                     -----------------------------------------------------
   Current
      Canadian                                          $      484         $       (8)         $    6,756
      Foreign                                               (4,684)             3,521                 302
   Deferred
      Canadian                                                   -             27,593             (17,283)
      Foreign                                                    -                646                 447
                                                     --------==-------------------------------------------
                                                        $   (4,200)        $   31,752         $  (9,778)
                                                     =====================================================

Deferred income tax assets and liabilities consist of the following temporary differences:


                                               February 28,          March 1,
                                                       2004              2003
                                            ---------------------------------
 Assets
   Financing costs                                $  13,170         $   4,398
   Non-deductible reserves                            3,492             6,622
   Research and development incentives               45,735            24,897
   Tax losses                                        37,428            29,938
   Capital assets                                    18,252             2,614
   Other tax carryforwards                              204               186
                                            ----------------------------------
                                                    118,281            68,655

Less: valuation allowance                           118,281            68,655
                                            ----------------------------------

Net deferred income tax assets                    $       -         $       -
                                            ==================================


     During the third quarter of fiscal 2003, the Company determined that a significant degree of uncertainty existed regarding the realization of the deferred tax assets and that a full valuation allowance was required. As a result of the increased valuation allowance, deferred tax assets of $118,281 have not been recognized for accounting purposes as of February 28, 2004. This amount remains available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future uncertainties are resolved, the valuation allowance may be adjusted accordingly. At February 28, 2004, the Company has the following net operating loss carryforwards and tax credits which are not recognized for accounting purposes and are scheduled to expire in the following years:

                                               Net operating     Investment tax
                                               losses            credits
                                            -----------------------------------

    2005                                          $     21          $       -
    2006                                             1,259                490
    2007                                             4,046                726
    2008                                            12,860              2,385
    2009                                            93,675                 11
    2010                                               976                 13
    2011                                                27              5,524
    2012                                                 -              9,306
    2014                                                 -             11,017
    2020                                               102                  -
    2021                                               255                  -
    2022                                               359                  -
    Indefinite carryforward                          1,080                  -
                                            ------------------------------------

                                                $  114,660          $  29,472
                                            ====================================

     The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, since these earnings are intended to be reinvested indefinitely.


10. LONG-TERM DEBT

     At February 28, 2004 long-term debt consisted of mortgages with interest rates ranging between 6.88% and 7.90%, against which certain land and buildings are pledged as collateral. All mortgage loans are denominated in Canadian dollars and mature on March 1, 2009.

     Interest expense on long-term debt for the year was $771 (March 1, 2003 - $852; March 2, 2002 - $661).

     The scheduled long-term debt principal payments for the fiscal years 2005 through to maturity are as follows:

      For the year ending
      2005                                                             $    193
      2006                                                                  207
      2007                                                                  223
      2008                                                                  239
      2009                                                                  256
      March 1, 2009                                                       5,315
                                                                 --------------
                                                                       $  6,433
                                                                 ==============

     At February 28, 2004 the Company had demand credit facilities totalling $92.6 million (March 1, 2003 - $19.9 million). As at February 28, 2004 the Company had drawn on its available credit facilities in the amount of $64.1 million in the form of letters of credit, including $48.0 million related to litigation as described in note 16. $28.5 million of available credit facilities remains unused. The operating line portion of the facilities bear interest on the outstanding balance at the bank's prime rate. Any balance owing is due on demand and is subject to a general security agreement, general assignment of book debts and the pledge of specific securities in the Company's investment portfolio.


11.  CAPITAL STOCK

(a)  SHARE CAPITAL

     The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. There are no Class A common shares or preferred shares outstanding.

     The following details the changes in issued and outstanding common shares and common share purchase warrants for the three years ended February 28, 2004:

                                                        Number of Common Shares Outstanding (000's)
                                                ------------------------------------------------------------
                                                                                 Common
                                                                                  share
                                                             Common            purchase
                                                             shares            warrants               Total
                                                ------------------------------------------------------------


Balance as at February 28, 2001                              78,271                  75              78,346
Exercise of options                                             503                   -                 503
Common shares issued on acquisition of
subsidiary                                                      387                   -                 387
Common shares repurchased pursuant to Common
Share Purchase Program                                         (370)                  -                (370)
                                                ------------------------------------------------------------
Balance as at March 2, 2002                                  78,791                  75              78,866

Exercise of options                                             320                   -                 320
Common shares repurchased pursuant to Common
Share Purchase Program                                       (1,939)                  -              (1,939)
                                                ------------------------------------------------------------
Balance as at March 1, 2003                                  77,172                  75              77,247

Exercise of options                                           3,129                   -               3,129
Exercise of warrants                                             39                 (75)                (36)
Common shares issued pursuant to public share
offering                                                     12,075                   -              12,075
                                                ------------------------------------------------------------
Balance as at February 28, 2004                              92,415                   -              92,415
                                                ============================================================



                                                                      Share Capital
                                                 -----------------------------------------------------------
                                                                                 Common
                                                                                  share
                                                              Common           purchase
                                                              shares           warrants               Total
                                                 -----------------------------------------------------------
Balance as at February 28, 2001                           $  890,644           $    370          $  891,014

Exercise of options                                            1,491                  -               1,491
Common shares issued on acquisition of
subsidiary                                                     6,325                  -               6,325
Common shares repurchased pursuant to Common
Share Purchase Program                                        (4,080)                 -              (4,080)
                                                 -----------------------------------------------------------
Balance as at March 2, 2002                                  894,380                370             894,750

Exercise of options                                            1,155                  -               1,155
Common shares repurchased pursuant to Common
Share Purchase Program                                       (21,528)                 -             (21,528)
                                                 -----------------------------------------------------------

Balance as at March 1, 2003                                  874,007                370             874,377

Exercise of options                                           49,771                  -              49,771

Exercise of warrants                                             370               (370)                  -

Common shares pursuant to public share
offering, net of related costs                               905,240                  -             905,240
                                                 -----------------------------------------------------------
Balance as at February 28, 2004                          $ 1,829,388           $      -         $ 1,829,388
                                                 ===========================================================


     On January 22, 2004 the Company completed a public share issue of 12.1 million common shares for proceeds of $905,240, net of related issue costs of $39,629.

     During fiscal 2004, the Company's share purchase warrants were redeemed and converted into common shares.

     On October 3, 2002 the Company's Board of Directors approved the purchase during the subsequent 12 months of up to as many as 3.8 million common shares, which approximated 5% of the common shares outstanding at that date. All common shares purchased by RIM have been cancelled. No shares have been re-purchased under this Common Share Purchase Program during fiscal 2004. During the year ended March 1, 2003 the Company repurchased
     1.9 million common shares pursuant to its Common Share Purchase Program at a cost of $24,502. The amount paid in excess of the carrying value of the common shares of $2,974 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled.

     During the year ended March 2, 2002 the Company repurchased 370 common shares pursuant to its Common Share Purchase Program at a cost of $5,525. The amount in excess of the carrying value of the common shares of $1,445 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled.


(b)  STOCK OPTION PLAN

     The Company has an incentive stock option plan for all of its directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for a maximum of ten years after the grant date. The Company's shareholders approved the reconstitution of the stock option plan at the Annual General Meeting on August 12, 2002. The reconstitution increased the number of common shares available for the grant of options by 2,756. As at February 28, 2004, there were 8,009 options outstanding with exercise prices ranging from $2.43 to $119.80. Options issued and outstanding for 2,640 shares are vested as at February 28, 2004 and there are 3,040 shares available for future grants under the plan.

     A summary of option activity since February 28, 2001 is shown below:

                                                 Options Outstanding
                                          ------------------------------------
                                                               Weighted
                                             Number             Average
                                           (in 000's)       Exercise Price
                                          ------------------------------------
Balance as at February 28, 2001                7,920           $   17.04

Granted during the year                        2,978           $   21.83
Exercised during the year                      (515)           $    3.71
Forfeited during the year                      (297)           $   27.92
                                          ------------------------------------
Balance as at March 2, 2002                   10,086           $   18.81

Granted during the year                          956           $   16.41
Exercised during the year                      (320)           $    3.88
Forfeited during the year                      (621)           $   31.35
                                          ------------------------------------
Balance as at March 1, 2003                   10,101           $   18.29

Granted during the year                        1,574           $   30.34
Exercised during the year                    (3,129)           $   14.12
Forfeited during the year                      (537)           $   27.95
                                          ------------------------------------
Balance as at February 28, 2004                8,009           $   21.64
                                          ====================================


     The weighted average characteristics of options outstanding as at February 28, 2004 are as follows:

                         Options Outstanding (000's)                          Options Exercisable (000's)
------------------------------------------------------------------------------------------------------------------

                                  Number          Weighted                              Number            Weighted
                          Outstanding at           average          Weighted    Outstanding at             average
Range of exercise           February 28,   remaining life            average       February 28,           exercise
prices                              2004         in years     exercise price              2004               price
------------------------------------------------------------------------------------------------------------------


$2.43 - $3.62                    1,192              2.7          $   2.66             1,143           $   2.62
$3.88 - $5.66                      945              1.4              4.13               401               4.23
$5.93 - $8.78                      498              2.0              7.75               191               7.78
$8.97 - $13.12                     291              4.4             10.38                62               9.95
$13.55 - $20.29                  2,010              5.4             16.40                74              16.87
$20.39 - $30.51                  1,459              4.8             23.24               244              22.94
$30.68 - $45.51                    423              4.3             37.41                69              37.65
$46.55- $68.48                     669              3.6             51.97               314              50.95
$70.44 and over                    522              5.4             80.33               142              87.00
---------------------------------------------------------------------------------------------------------------
Total                            8,009              4.0          $  21.64             2,640           $  16.90
===============================================================================================================

12.  COMMITMENTS AND CONTINGENCIES

(a)  LEASE COMMITMENT

     The Company is committed to annual lease payments under operating leases for premises as follows:

                                      Real Estate        Equipment         Total
    For the year ending
    2005                               $  1,952           $   213        $ 2,165
    2006                                  1,842                75          1,917
    2007                                  1,526                15          1,541
    2008                                  1,382                 -          1,382
    2009                                  1,003                 -          1,003
    Thereafter                            6,082                 -          6,082
                                  ----------------------------------------------
                                       $ 13,787           $   303        $14,090
                                  ==============================================


     For the period ended February 28, 2004, the Company incurred rental expense of $2,197 (March 1, 2003 - $2,272; March 2, 2002 - $1,857).

(b)  OTHER LITIGATION

     In addition to the NTP matter discussed in note 16, the Company has been involved in patent litigation with Good Technology, Inc. ("GTI").

     The Company and GTI (the "parties") entered into a agreement on March 26, 2004 whereby the parties have signed a settlement and license agreement and will consequently dismiss a series of pending lawsuits between the two companies. The companies have entered a royalty-bearing license agreement whereby RIM will receive a lump-sum settlement during the first quarter of fiscal 2005 as well as ongoing quarterly royalties. The lump-sum settlement amount was received subsequent to February 28, 2004 and will be credited to Intangible Assets in the first quarter of fiscal 2005, as a recovery of costs incurred by the Company. The settlement of this dispute will not be material to the Company's financial position.

     The Company is involved in a dispute with Inpro II Licensing, S.a.r.l. ("Inpro") in connection with two of Inpro's patents. In a Delaware action, Inpro is seeking a preliminary and permanent injunction and an unspecified amount of damages in relation to one of its patents. The matter is currently scheduled for trial in September 2005 and fact discovery must be complete by October 29, 2004. The Company filed an action for a declaratory judgement of non-infringement with respect to one of the two patents, which action is the subject of a motion to stay or transfer to Delaware. Although the Company has conducted a thorough review of the relevant patents held by Inpro, and is of a view that it does not infringe on such patents, at this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to all of the Inpro actions is not determinable. Accordingly, no amount has been recorded in these financial statements as at February 28, 2004.

     From time to time, the Company is involved in other claims in the normal course of business. Management regularly assesses such claims and when matters are considered likely to result in a material exposure and the amount of a related loss is quantifiable, a provision for loss is made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

13.  PRODUCT WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition, based on historical warranty claims experience, and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

     The change in the Company's accrued warranty obligations from March 2, 2002 to February 28, 2004 was as follows:

    Accrued warranty obligations at March 2, 2002                    $   3,355
    Actual warranty experience during 2003                                (577)
    2003 warranty provision                                              5,465
    Adjustments for changes in estimate                                 (3,073)
                                                                 --------------
    Accrued warranty obligations at March 1, 2003                        5,170

    Actual warranty experience during 2004                              (3,946)
    2004 warranty provision                                              8,648
    Adjustments for changes in estimate                                   (626)
                                                                 --------------
    Accrued warranty obligations at February 28, 2004                $   9,246
                                                                 ==============


14.  GOVERNMENT ASSISTANCE

     The Company has previously entered into two project development agreements with Technology Partnerships Canada ("TPC"), which provide partial funding for certain research and development projects.

     Funding from TPC for the first agreement ("TPC-1") totalled $3,900 and was repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company was obligated to pay royalties on all project revenues up to February 28, 2003, after which time the royalty base is expanded to include revenues from certain additional products, and royalties will continue to be paid up to a maximum of $6,100.

     The Company has recorded $2,530 on account of TPC royalty repayment expense with respect to TPC-1 (March 1, 2003 - $925; March 2, 2002 - $1,575). The final payment with respect to TPC-1 is expected to be made during the first quarter of fiscal 2005.

     The second agreement with TPC is a three-year research and development project ("TPC-2") under which total contributions from TPC will be a maximum of $23,300 (the "contribution"). The Company is of the view that it has fulfilled all prerequisite funding conditions and has recorded all of the contribution commitment as at February 28, 2004 and no further TPC funding reimbursements are due to RIM under TPC-2. This contribution will be repayable to TPC in the form of royalties of 2.2% on gross product revenues resulting from project and then other revenues. The Company is obligated to pay royalties on all project revenues up to February 28, 2007, after which time the royalty base is expanded to include revenues from certain additional products. Royalties will continue to be paid up to a maximum of $39,300. No amounts have been recorded with respect to TPC-2 since the conditions for repayment have not yet been met.

     The Company also qualifies for investment tax credits ("ITC's") on eligible expenditures on account of scientific research and experimental development. The Company has not recorded the benefit of ITC's in fiscal 2003 or fiscal 2004, as in the Company's judgement, the Company does not have reasonable assurance that the Company will realize the ITC's.

     Government assistance, which includes both TPC funding and ITC's, has been applied to reduce gross research and development expense as follows:

                                                     For the year ended
                                        February 28,       March 1,         March 2,
                                            2004             2003             2002
                                      ------------------------------------------------
   Gross research and development         $  62,638        $  64,952        $  49,517
   Government funding                                                          12,071
                                                  -            9,036
                                      ------------------------------------------------
   Net research and development           $  62,638        $  55,916        $  37,446
                                      ================================================

15.  RESTRUCTURING CHARGES

     During the third quarter of 2003, as part of the implementation of a plan to improve operating results (the "Plan"), the Company recorded restructuring charges that included the termination of employees, related costs and the closure and exit of certain leased facilities. The 254 employees identified in connection with the workforce reduction component of the Plan were dismissed on or about November 12, 2002. The cost of the employees was previously included as part of Cost of sales, Selling, marketing and administration, and Research and development.

     The Company has yet to vacate a leased facility deemed redundant as part of the Plan. The Company expects to complete the remaining elements of the Plan during fiscal 2005.

     The pre-tax financial components of the Plan are summarized below:

                                  Balances as at     Cash Payments       Write-offs       Balances as at
                                   March 1, 2003                                        February 28, 2004
                                 --------------------------------------------------------------------------
Workforce reduction and related
costs                                    $     648        $     (648)        $       -           $       -
Excess facilities and capital
assets                                       1,924              (431)             (230)              1,263
                                 --------------------------------------------------------------------------
                                         $   2,572        $   (1,079)        $    (230)          $   1,263
                                 ==========================================================================

                                  Balances as at     Cash Payments       Write-offs       Balances as at
                                 November 12, 2002                                        March 1, 2003
                                 --------------------------------------------------------------------------
Workforce reduction and related
costs                                    $   4,056        $   (3,408)          $     -           $     648
Excess facilities and capital
assets                                       2,494               (63)             (507)              1,924
                                 --------------------------------------------------------------------------
                                         $   6,550        $   (3,471)        $    (507)          $   2,572
                                 ==========================================================================

     The balance of the restructuring provision of $1,263 as at February 28, 2004 is included in Accrued liabilities on the Consolidated Balance Sheets.


16.  LITIGATION AWARD

     The Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

     During fiscal 2003 the Company recorded quarterly charges in the second, third and fourth quarters with respect to the NTP matter totalling $58.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, plaintiff's attorney fees and prejudgment interest.

     On May 23, 2003 the Court ruled on the issues of enhanced compensatory damages, plaintiff's attorney fees and certain other matters.

     During the first quarter of fiscal 2004, the Company recorded an expense of $7.5 million to provide for additional estimated enhanced compensatory damages and estimated prejudgment interest, for the period March 2, 2003 to May 31, 2003. The $6.9 million attributable to enhanced compensatory damages was classified as Restricted cash on the Consolidated Balance Sheets as at May 31, 2003 and the Company funded the $6.9 million into a cash escrow bank account subsequent to the end of the first quarter of fiscal 2003, as required by the Court.

     On August 5, 2003, the United States District Court for the Eastern District of Virginia (the "Court") ruled on NTP's request for an injunction with respect to RIM continuing to sell the BlackBerry solution (handhelds, software and service) in the United States as well as entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The Court granted NTP the injunction requested; however, the Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal (to the Court of Appeals for the Federal Circuit).

     In its Final Order dated August 5, 2003, the Court awarded monetary damages of $53.7 million (the "Final Order") as of May 31, 2003, comprising the following:

     o        Enhanced compensatory damages      $ 47.5 million
     o        Plaintiff attorney fees            $  4.2 million
     o        Prejudgement interest              $  2.0 million
                                                 --------------
     o        Total                              $ 53.7 million
                                                 --------------

     The Company had previously recorded provisions for all of the above components of the Final Order in fiscal 2003 and the first quarter of fiscal 2004. The Company filed its Notice to Appeal on August 29, 2003.

     During the second quarter of fiscal 2004, the Company recorded an expense of $5.7 million to provide for enhanced compensatory damages for the period June 1, 2003 to August 30, 2003, postjudgment interest for the period August 6, 2003 to August 30, 2003 and other net adjustments. The Company funded $7.6 million, attributable to the enhanced compensatory damages amount, into an escrow account subsequent to the end of the second quarter of fiscal 2004.

     The Company sought a stay of the Court proceedings in light of the fact that the patents in suit are the subject of re-examination proceedings by the U.S. Patents and Trademark Office ("PTO"). On November 4, 2003, the United States Court of Appeals for the Federal Circuit ("Appellate Court") denied the Company's request for a stay of the appeal proceedings.

     On November 26, 2003, the Company filed its opening appeal brief with the Appellate Court.

     During the third quarter of fiscal 2004, the Company recorded an expense of $9.2 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, for the three months ended November 29, 2003.

     NTP filed its Responding Brief on or about January 2, 2004. The Company filed its Reply Brief on February 3, 2004.

     During the fourth quarter of fiscal 2004, the Company recorded an expense of $12.9 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, for the three months ended February 28, 2004. The $12.9 million attributable to enhanced compensatory damages was classified as Restricted cash on the Consolidated Balance Sheets as at February 28, 2004. The Company funded the $12.9 million into an escrow account subsequent to the end of the third quarter of fiscal 2004.

     For the year ended February 28, 2004, the Company has recorded a total provision of $35.2 million with respect to the NTP matter, representing enhanced compensatory damages, postjudgment interest for the period August 6, 2003 to February 28, 2004 and other net adjustments.

     As at the end of the Company's current fiscal year, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above, have been provided for as NTP litigation expenses as at February 28, 2004. The actual resolution of the NTP matter may materially differ from the estimates as at February 28, 2004 as a result of future appellate court rulings at the conclusion of the appeals process, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.


17.  WRITE-DOWN OF INVESTMENTS

     Periodically the Company undertakes a review of the carrying value of companies in which it holds investments. Based on such reviews, the Company determines whether impairment in the carrying values of its investments has occurred. The Company further determines whether such declines are other than temporary in nature. The Company wrote down the value of its investments in fiscal 2002 by $5,350.


18.  EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per share.

                                                                               For the year ended
                                                              February 28,          March 1,         March 2,
                                                                      2004              2003             2002
                                                         -----------------------------------------------------
Numerator for basic and diluted earnings (loss) per
share available to common stockholders                           $  51,829        $ (148,857)       $ (28,321)
                                                         =====================================================
Denominator for basic earnings (loss) per share -
weighted average shares outstanding (000's)                         79,650            77,636           78,467
Effect of dilutive securities:
  Employee stock options                                             4,040                 -                -
                                                         -----------------------------------------------------
Denominator for basic and diluted earnings (loss) per
share - weighted average shares outstanding (000's)                 83,690            77,636           78,467
                                                         =====================================================
Earnings (loss) per share
  Basic                                                           $   0.65        $   (1.92)        $  (0.36)
  Diluted                                                         $   0.62        $   (1.92)        $  (0.36)

     Stock options and share purchase warrants were excluded from the diluted
     (loss) per share figures for 2003 and 2002, as they were anti-dilutive.


19.  COMPREHENSIVE INCOME (LOSS)

     The components of comprehensive net income (loss) are shown in the following table:

                                                                      For the year ended
                                                        February 28,        March 1,         March 2,
                                                            2004              2003             2002
                                                      -----------------------------------------------------
Net income (loss)                                             $  51,829      $ (148,857)       $  (28,321)
Net change in unrealized gains on available-for-sale
investments                                                         613                -                 -
Net change in derivative fair value during the year              11,941            5,958           (2,803)
Amounts reclassified to earnings during the year                (9,912)          (1,041)             1,325
                                                      -----------------------------------------------------
Comprehensive income (loss)                                   $  54,471      $ (143,940)       $  (29,799)
                                                      =====================================================

    The components of accumulated other comprehensive income are as follows:

                                                                          For the year then ended
                                                              February 28,       March 1,          March 2,
                                                                  2004             2003              2002
                                                            ----------------------------------------------------
Accumulated net unrealized gains on available-for-sale              $    613          $      -       $       -
investments
Accumulated net unrealized gains (loss) on derivative
instruments                                                            5,468             3,439          (1,478)
                                                            ----------------------------------------------------
Total accumulated other comprehensive income (loss)                 $  6,081          $  3,439       $  (1,478)
                                                            ====================================================

20.  SUPPLEMENTAL INFORMATION

(A)      STATEMENT OF CASH FLOWS

     The following summarizes interest and income taxes paid:

                                                        For the year ended
                                                   February 28,       March 1,         March 2,
                                                       2004             2003             2002
                                                 ---------------------------------------------------
Interest paid during the year                             $   770          $    852          $   779
Income taxes paid (refunded) during the year                 (196)            1,070              967

(B)      ACCRUED LIABILITIES

     The following items are included in the accrued liabilities balance:

                                                                                       As at
                                                                            February 28,     March 1,
                                                                                2004           2003
                                                                           ------------------------------
Airtime purchase costs                                                              17,486        17,109
Marketing costs                                                                     13,081         8,116
Warranty                                                                             9,246         5,170
Royalties                                                                           10,042         4,558
Other                                                                    #          20,683        19,462
                                                                           ------------------------------
                                                                                  $ 70,538       $54,415
                                                                           ==============================

(C) OTHER INFORMATION

     Advertising expense, which includes media, agency and promotional expenses equal to $18,206 (March 1, 2003 - $15,079; March 2, 2002 - $18,549) is
     included in Selling, marketing and administration expense.

     Selling, marketing and administration expense for the fiscal year includes a foreign currency exchange gain of $2,156 (March 1, 2003 - gain of $293; March 2, 2002 - loss of $1,042).


21. FINANCIAL INSTRUMENTS

     Values of financial instruments outstanding at fiscal year-ends were as follows:

                                                                        February 28, 2004
                                                          -----------------------------------------------
Assets (Liabilities)                                         Notional        Carrying       Estimated
                                                              Amount          Amount       Fair Value
Cash and cash equivalents                                         $     -     $1,156,419      $1,156,419
Available-for-sale investments                                          -        187,824         187,824
Held-to-maturity investments                                            -        146,062         151,461
Long-term debt                                                          -         (6,433)         (6,808)
Currency forward contracts                                        208,850          5,399           5,399


                                                                           March 2, 2003
                                                          -----------------------------------------------
Assets (Liabilities)                                         Notional        Carrying       Estimated
                                                              Amount          Amount       Fair Value

Cash and cash equivalents                                         $     -      $ 340,681       $ 340,681
Available-for-sale investments                                          -              -               -
Held-to-maturity investments                                            -        190,030         194,189
Long-term debt                                                          -        (11,919)        (12,273)
Currency forward contracts                                         69,416          3,858           3,858

     For certain of the Company's financial instruments, including trade receivables, other receivables, accounts payable and accrued liabilities, the carrying amounts approximate their respective fair values due to their short maturities.

     The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency the U.S. dollar. The majority of the Company's revenues in fiscal 2004 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and all manufacturing overhead, are incurred primarily in Canadian dollars. At February 28, 2004 approximately 2% of cash and cash equivalents, 26% of trade receivables and 18% of accounts payable and accrued liabilities are denominated in foreign currencies (March 1, 2003 - 14%, 13%, and 8%, respectively). These foreign currencies include the Canadian Dollar, British Pound, Euro, Australian Dollar, Hong Kong Dollar, and Japanese Yen.

     To mitigate this risk, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

     To hedge exposures relating to anticipated foreign currency transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars, to sell Euro and purchase U.S. dollars, and to sell British Pounds and purchase U.S. dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded as other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings. The maturity dates of these instruments range from March 2004 through to February 2007. These cash flow hedges were fully effective at February 28, 2004. As at February 28, 2004, the unrealized gain on these forward contracts was approximately $5,468 (March 1, 2003 - $3,439; March 2, 2002 - loss of $1,478). These amounts were included in Other current assets and Other comprehensive income. Approximately $4,791 of the unrealized gains on the forward contracts will be reclassified to earnings in fiscal 2005.

     To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. The maturity dates of these instruments range from March, 2004 through to March, 2005. As at February 28, 2004, a loss of $69 was recorded in respect of these instruments (March 1, 2003 - gain of $419; March 2, 2002 - $nil). This amount was included with Selling, marketing and administration.

     During the prior year, to satisfy short-term cash requirements, the Company entered into a forward exchange contract to purchase U.S. dollars and sell Canadian dollars with a notional value of U.S. $1.3 million. The contract carried an exchange rate of U.S. $1.00 equals Canadian $1.5313, and it matured on March 3, 2003. Due to the short-term nature of this contract it was not designated for hedge accounting and a loss of $42 was recorded in respect to this instrument.

     The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at February 28, 2004 the maximum exposure to a single counter-party was 43% of outstanding derivative instruments (March 1, 2003 - 37%).

     The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 28, 2004, no single issuer represented more than 4% of the total cash, cash equivalents and investments (March 1, 2003 - no single issuer represented more than 5% of the total cash, cash equivalents and short-term investments).

     The Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

     The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at February 28, 2004 is $ 2,379 (March 1, 2003 - $2,331).

     While the Company sells its products and services to a variety of customers, two customers comprised 24%, and 10% of trade receivables as at February 28, 2004 (2003 - three customers comprised 17%, 16% and 14%). Additionally, two customers comprised 15% and 13% of the Company's sales (March 1, 2003 - one customer comprised 12%).


22.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products.

     Selected financial information is as follows:

                                                       February 28,          March 1,       February 28,
                                                               2004              2003               2002
                                                 --------------------------------------------------------
Sales
  Canada                                                 $   54,847        $   21,788         $   21,381
  United States                                             446,000           255,466            239,702
  Other                                                      93,769            29,478             32,970
                                                 --------------------------------------------------------
                                                         $  594,616        $  306,732         $  294,053
                                                 ========================================================
Sales
  Canada                                                       9.2%              7.1%               7.3%
  United States                                               75.0%             83.3%              81.5%
  Other                                                       15.8%              9.6%              11.2%
                                                 --------------------------------------------------------
                                                             100.0%            100.0%             100.0%
                                                 ========================================================

                                                       February 28,          March 1,       February 28,
Revenue mix                                                    2004              2003               2002
                                                 --------------------------------------------------------

  Handhelds                                              $  343,154        $  122,711         $  160,198
  Service                                                   171,215           129,332             88,880
  Software                                                   47,427            21,655             12,874
  Other                                                      32,820            33,034             32,101
                                                 --------------------------------------------------------
                                                         $  594,616        $  306,732         $  294,053
                                                 ========================================================

Capital, intangible assets and goodwill

  Canada                                                 $  209,766        $  207,221
  United States                                              28,206            30,759
  Foreign                                                     4,115             5,270
                                                 -------------------------------------
                                                         $  242,087        $  243,250
                                                 =====================================

Total assets

  Canada                                                 $  333,811        $  258,833
  United States                                           1,561,232           588,814
  Foreign                                                    36,335            14,009
                                                 -------------------------------------
                                                        $ 1,931,378        $  861,656
                                                 =====================================

                                                                     DOCUMENT 2

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders of
RESEARCH IN MOTION LIMITED


We have audited the consolidated balance sheet of RESEARCH IN MOTION LIMITED as at February 28, 2004 and the consolidated statement of operations and retained earnings (deficit) and cash flows the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2004 and the results of its operations and its cash flows the year then ended in accordance with Canadian generally accepted accounting principles.

On March 31, 2004, we reported separately to the shareholders of the Company on the consolidated financial statements for the same period, prepared in accordance with United States generally accepted accounting principles.




Toronto, Canada,                                          Ernst & Young LLP
March 31, 2004.                                           Chartered Accountants

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders of
RESEARCH IN MOTION LIMITED

We have audited the consolidated balance sheet of RESEARCH IN MOTION LIMITED as at March 1, 2003 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years ended March 1, 2003 and March 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 1, 2003 and the results of its operations and its cash flows for the years ended March 1, 2003 and March 2, 2002 in accordance with Canadian generally accepted accounting principles.

On March 28, 2003 we reported separately to the shareholders of the Company on the consolidated financial statements for the same periods, prepared in accordance with United States generally accepted accounting principles.




Toronto, Canada,          Ernst & Young LLP               Zeifman & Company LLP
March 28, 2003.           Chartered Accountants           Chartered Accountants


                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
                     (United States dollars, in thousands)

CONSOLIDATED BALANCE SHEETS                                                 As at
                                                               February 28           March 1
                                                                  2004                 2003
                                                            -----------------    -----------------
                                                                    Canadian GAAP (note 1)
ASSETS
CURRENT
Cash and cash equivalents (note 4)                               $ 1,156,419    $ 340,681
Trade receivables                                                     95,213       40,803
Other receivables                                                     12,149        4,538
Inventory (note 5)                                                    42,836       31,275
Restricted cash (note 16)                                             36,261         --
Other current assets                                                   7,059        7,640
                                                                 -----------    ---------
                                                                   1,349,937      424,937
INVESTMENTS (note 4)                                                 333,273      190,030
CAPITAL ASSETS (note 6)                                              147,709      162,575
INTANGIBLE ASSETS (note 7)                                            64,269       51,479
GOODWILL                                                              30,109       30,588
                                                                 -----------    ---------
                                                                 $ 1,925,297    $ 859,609
                                                                 ===========    =========
LIABILITIES
CURRENT

Accounts payable                                                 $    35,570    $  18,594
Accrued liabilities (note 19 (b))                                     70,538       54,415
Accrued litigation and related expenses (note 16)                     84,392       50,702
Income taxes payable (note 9)                                          1,684        4,909
Deferred revenue                                                      16,498       14,336
Current portion of long-term debt (note 10)                              193        6,143
                                                                 -----------    ---------
                                                                     208,875      149,099
LONG-TERM DEBT (note 10)                                               6,240        5,776
                                                                 -----------    ---------
                                                                     215,115      154,875
                                                                 -----------    ---------
SHAREHOLDERS' EQUITY
CAPITAL STOCK
Issued - 92,415,066 common shares (March 1, 2003 - 77,172,597)
(note 11(a))                                                       1,829,388      874,377
STOCK OPTIONS (note 11(c))                                             2,890         --
ACCUMULATED DEFICIT                                                 (122,096)    (169,643)
                                                                 -----------    ---------
                                                                   1,710,182      704,734
                                                                 -----------    ---------
                                                                 $ 1,925,297    $ 859,609
                                                                 ===========    =========

Commitments and contingencies (notes 10, 12, 14, 16 and 20)
See notes to the consolidated financial statements.

On behalf of the Board



Jim Balsillie                                                    Mike Lazaridis
Director                                                         Director



                   Research In Motion Limited
             Incorporated under the Laws of Ontario
              (United States dollars, in thousands)

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                                                                                For the Year Ended
                                                              February 28             March 1               March 2
                                                                 2004                  2003                   2002
                                                           ------------------    ------------------    -------------------
                                                                              Canadian GAAP (note 1)
REVENUE                                                          $ 594,616            $ 306,732            $ 294,053

COST OF SALES                                                      323,482              187,289              209,525
                                                                 ---------            ---------            ---------
GROSS MARGIN                                                       271,134              119,443               84,528
                                                                 ---------            ---------            ---------
EXPENSES

Research and development, net of government funding (note 14)       64,702               55,916               37,446
Selling, marketing and administration (note 19)                    109,201              104,978               93,766
Amortization                                                        29,303               22,777               12,046
Restructuring charges (note 15)                                       --                  6,550                 --
Litigation (note 16)                                                35,187               58,210                 --
                                                                 ---------            ---------            ---------
                                                                   238,393              248,431              143,258
                                                                 ---------            ---------            ---------

EARNINGS (LOSS) FROM OPERATIONS                                     32,741             (128,988)             (58,730)

Investment income                                                   10,606               11,430               25,738
Writedown of investments (note 17)                                    --                   --                 (5,350)
                                                                 ---------            ---------            ---------
INCOME (LOSS) BEFORE INCOME TAXES                                   43,347             (117,558)             (38,342)
                                                                 ---------            ---------            ---------
PROVISION FOR (RECOVERY OF) INCOME TAXES (note 9)
Current                                                             (4,200)               3,513                7,058
Future                                                                --                 27,593              (16,921)
                                                                 ---------            ---------            ---------
Future                                                              (4,200)              31,106               (9,863)
                                                                 ---------            ---------            ---------
NET INCOME (LOSS)                                                   47,547             (148,664)             (28,479)

ACCUMULATED DEFICIT, BEGINNING OF PERIOD                          (169,643)             (18,005)              11,919

Common shares repurchased in excess of carrying amount                --                 (2,974)              (1,445)
                                                                 ---------            ---------            ---------
ACCUMULATED DEFICIT, END OF PERIOD                               $(122,096)           $(169,643)           $ (18,005)
                                                                 =========            =========            =========
EARNINGS (LOSS) PER SHARE (note 18)Basic                         $    0.60            $   (1.91)           $   (0.36)
                                                                 =========            =========            =========
Diluted                                                          $    0.57            $   (1.91)           $   (0.36)
                                                                 =========            =========            =========




See notes to the consolidated financial statements.



                        Research In Motion Limited
                  Incorporated under the Laws of Ontario
                   (United States dollars, in thousands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      For the Year Ended
                                                                         February 28         March 1            March 2
                                                                            2004              2003               2002
                                                                       ----------------  ----------------   ----------------
                                                                                      Canadian GAAP (note 1)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)                                                        $    47,547        $(148,664)       $ (28,479)

Items not requiring an outlay of cash:

Amortization                                                                  55,921           31,600           17,740
Future income taxes                                                             --             28,598          (16,921)
Loss on disposal of capital assets                                               223              502             --
Loss (gain) on foreign currency translation of long-term debt                    859             (339)               4
Paid up capital                                                                2,890             --               --
Write-down of investments                                                       --               --              5,350

Net changes in working capital items:

 Trade receivables                                                           (54,410)           1,958            7,607
 Other receivables                                                            (7,611)           1,473            7,918
 Inventory                                                                   (11,561)           6,202           30,567
 Other current assets                                                            512             (525)          (3,467)
 Accounts payable                                                             16,976            7,059            1,834
 Accrued liabilities                                                          16,123           17,555           (2,333)
 Accrued litigation and related expenses                                      33,690           50,702             --
 Increase in restricted cash                                                 (36,261)            --               --
 Income taxes payable                                                         (3,225)           2,106           (1,018)
 Deferred revenue                                                              2,162            4,563           (1,097)
                                                                         -----------        ---------        ---------
                                                                              63,835            2,790           17,705
                                                                         -----------        ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of share capital and warrants                                       994,640            1,155            1,491
Financing costs                                                              (39,629)            --               --
Buyback of common shares pursuant to Common Share Purchase Program
(note 11(a))                                                                    --            (24,502)          (5,525)
Repayment of debt                                                             (6,130)            (614)            (303)
                                                                         -----------        ---------        ---------
                                                                             948,881          (23,961)          (4,337)
                                                                         -----------        ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of investments                                                  (186,989)        (190,030)            --
Proceeds on sale or maturity of investments                                   43,746             --               --
Acquisition of capital assets                                                (21,815)         (39,670)         (73,917)
Acquisition of intangible assets                                             (32,252)         (30,997)          (7,106)
Acquisition of subsidiaries (note 8)                                             478          (21,990)          (9,709)
Acquisition of short-term investments                                        (24,071)         (41,900)        (925,885)
Proceeds on sale and maturity of short-term investments                       24,071          345,983          834,907
                                                                         -----------        ---------        ---------
                                                                            (196,832)          21,396         (181,710)
                                                                         -----------        ---------        ---------

FOREIGN EXCHANGE EFFECT ON CASH AND CASH EQUIVALENTS                            (146)             (20)              (4)
                                                                         -----------        ---------        ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE YEAR            815,738              205         (168,346)
CASH AND CASH  EQUIVALENTS, BEGINNING OF YEAR                                340,681          340,476          508,822
                                                                         -----------        ---------        ---------
CASH AND CASH  EQUIVALENTS, END OF YEAR                                  $ 1,156,419        $ 340,681        $ 340,476
                                                                         ===========        =========        =========

See notes to the consolidated financial statements.

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP



1.   NATURE OF BUSINESS

     Research In Motion Limited (the "Company" or "RIM") is a designer, manufacturer and marketer of wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, the Company provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. The Company's technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company's shares are traded on The Toronto Stock Exchange under the symbol RIM and on the Nasdaq National Market under the symbol RIMM.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  General

     These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") on a basis consistent for all periods presented.

     The significant accounting policies used in these Canadian GAAP consolidated financial statements are as follows:

(b)  Basis of consolidation

     The consolidated financial statements include the accounts of all subsidiaries with intercompany transactions and balances eliminated. All of the Company's subsidiaries are wholly-owned and are considered to be fully integrated operations.

(c)  Use of estimates

     The preparation of the Company's consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation claims, allowance for doubtful accounts, provision for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in business combinations, amortization expense, implied fair value of goodwill, realization of future tax assets and the related components of the valuation allowance, provision for warranty, and the fair values of financial instruments. Actual results could differ from these estimates.

(d)  Foreign currency translation

     The U.S. dollar is the functional and reporting currency of the Company. Foreign currency denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars using the temporal method. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at historical exchange rates, and revenues and expenses at the rates of exchange prevailing when the transactions occurred. Resulting exchange gains and losses are included in income.

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP


(e)  Cash and cash equivalents

     Cash and cash equivalents consist of balances with banks and liquid short-term investments with maturities of three months or less at the date of acquisition and are carried on the balance sheet at the lower of cost or market value.

(f)  Trade receivables

     Trade receivables are presented net of an allowance for doubtful accounts. The allowance was $2,379 at February 28, 2004 (March 1, 2003
     - $2,331). Bad debt expense (recovery) was $(548) for the year ended February 28, 2004 (March 1, 2003 - $696; March 2, 2002 - $6,236).

     The allowance for doubtful accounts reflects estimates of probable losses in trade receivables. The allowance is determined based on specifically identified accounts, historical experience and all other current information.

(g)  Investments

     All investments with maturities in excess of one year are classified as long-term investments and are carried at cost. In the event of a decline in value which is other than temporary, the investments are written down to estimated realizable value.

(h)  Derivative financial instruments

     The Company utilizes forward foreign exchange rate contracts and foreign exchange rate swaps to reduce exposure to fluctuations in foreign currency exchange rates. The Company does not purchase or hold derivative financial instruments for speculative purposes.

     In accordance with Accounting Guideline ("AcG") 13 Hedging Relationships, the Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and, the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency denominated assets, liabilities and anticipated cash flows of hedged items.

     The Company utilizes derivative instruments designated as fair value hedges to manage its exchange risk related to certain assets and liabilities denominated in foreign currencies. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used as a fair value hedge are accrued under Other current assets on the balance sheet and recognized currently in Selling, marketing and administration expense, net, offsetting the respective translation gains and losses recognized on the underlying foreign currency asset or liability.

     The Company utilizes derivative instruments designated as cash flow hedges to manage the risk associated with certain anticipated transactions that will be denominated in foreign currencies. Recognition of the changes in the fair value of these derivative instruments is deferred and recorded in earnings in the period in which the hedged transaction occurs, offsetting the change in the functional currency equivalent of the hedged cash flow.

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP



     Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

(i)  Inventories

     Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

(j)  Impairment of long-lived assets

     The Company reviews long-lived assets such as property, plant and equipment, and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value and carrying value of the asset.

(k)  Capital assets

     Capital assets are stated at cost less accumulated amortization. Amortization is provided using the following rates and methods:

     Buildings and leaseholds               Straight-line over terms between 5
                                            and 40 years
     Information technology                 Straight-line over 5 years
     Furniture, fixtures, tooling,          20% per annum declining balance
     and equipment

(l)  Intangible assets

     Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized as follows:

     Acquired technology                    Straight-line over 2 to 5 years
     Licences                               Lesser of 5 years or on a per
                                            unit basis based upon the
                                            anticipated number of units
                                            sold during the terms of the
                                            licence agreements
     Patents                                Straight-line over 17 years

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP



(m)  Goodwill

     Effective March 3, 2002, the Company adopted the new recommendations of Section 3062 of the Canadian Institute of Chartered Accountants ("CICA") Handbook ("CICA 3062") with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. The Company performed the required annual impairment tests of goodwill as at February 28, 2004 and March 1, 2003 and concluded that the existing goodwill was not impaired. The Company did not have any goodwill prior to the adoption of the new recommendation, therefore, there was no impact to prior year's earnings upon its adoption.

     Goodwill represents the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired in such acquisitions. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

     The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired, and the second step is considered unnecessary.

     In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations and retained earnings.

     The Company has one reporting unit, which is the consolidated Company.

(n)  Income taxes

     The liability method of tax allocation is used to account for income taxes. Under this method, future income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     The Company continues to assess, on an on-going basis, the degree of certainty regarding the realization of future tax assets, and whether a valuation allowance is required.

(o)  Revenue recognition

     The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP



     Handheld and other hardware products

     Revenue from the sale of hardware, original equipment manufacturer products ("OEM") and accessories are recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

     Service

     Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

     Software

     Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

     Non-recurring engineering contracts

     Revenue is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

     Shipping and handling costs

     Where they can be reasonably attributed to certain revenue, shipping and handling costs are included in Cost of sales, otherwise they are included in Selling, Marketing and Administration.

(p)  Research and development

     The Company is engaged at all times in research and development work. Research and development costs, other than capital asset acquisitions, are charged as an operating expense of the Company as incurred, unless they meet the criteria for deferral under Canadian GAAP.

(q)  Government assistance

     Government assistance towards research and development expenditures is received as grants from Technology Partnerships Canada and in the form of investment tax credits on account of eligible scientific research and experimental development expenditures. Investment tax credits are recorded when there is reasonable assurance that the Company will realize the investment tax credits. Assistance related to the acquisition of capital assets used for research and development is credited against the cost of the related capital assets and all other assistance is credited against related expenses, as incurred.

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP




(r)  Earnings (loss) per share

     Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options and common share purchase warrants.

(s)  Stock-based compensation plan

     The Company has a stock-based compensation plan, which is described in note 11(b). The options are granted with an exercise price equal to the fair market value of the shares on the day of grant of the options. Previously, under Canadian GAAP, for any stock option with an exercise price that was less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant was recorded as compensation expense ("intrinsic value based method"). The Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options. Consequently, no compensation expense was recognized.

     In November, 2003, CICA Handbook Section 3870 was amended to provide three different transitional provisions which allow for the adoption of fair value based accounting for stock options. The Company has elected the prospective method of adoption for Canadian GAAP purposes effective for the year ended February 28, 2004. In accordance with CICA 3870, the Company has recorded stock-based compensation expense for all grants issued during the current year. In addition, proforma stock-based compensation expense is calculated on all grants issued during the prior year. The disclosures in the following table show the Company's net income (loss) and earnings (loss) per share on a proforma basis using the fair value method, as determined by the Black-Scholes pricing model, amortizing the indicated value over the vesting period of the underlying option on a straight-line basis:

                                                                              For the year ended
                                                                         February 28,       March 1,
                                                                             2004             2003
                                                                     ----------------------------------
Net income (loss) - as reported                                            $   47,547     $  (148,664)

Stock-based compensation included in reported net income                        2,890                -

Total stock-based employee compensation expense determined under
fair value based method subsequent to implementation of CICA 3870              (4,334)          (1,370)
                                                                     ----------------------------------

Net income (loss) - proforma                                               $   46,103     $  (150,034)
                                                                     ==================================

Proforma earnings (loss) per common share:
  Basic                                                                     $    0.58      $    (1.93)
  Diluted                                                                   $    0.56      $    (1.93)

Weighted average number of shares (000's):
  Basic
                                                                               79,650           77,636
  Diluted
                                                                               82,905           77,636

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP





     The weighted average fair value of options granted during the year was calculated using the Black-Scholes option-pricing model with the following assumptions:

                                                       For the year ended
                                                   February 28,      March 1,
                                                       2004            2003
                                                   --------------------------
     Number of options granted (000's)                 1,574            956
                                                   --------------------------
     Weighted average Black-Scholes value            $ 16.57         $ 8.58
     of each option

     Assumptions:
        Risk free interest rate                         3.0%           4.5%
        Expected life in years                           4.0            3.5
        Expected dividend yield                           0%             0%
        Volatility                                       70%            70%


(t)  Warranty

     The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to assess whether it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

3.   RECENTLY ISSUED PRONOUNCEMENTS

     The CICA approved CICA Handbook Section 3110 Asset Retirement Obligations. This standard requires the Company to record the fair value of a liability for an asset retirement in the period in which it is incurred. This Section should be applied for fiscal years beginning on or after December 31, 2003 with earlier adoption encouraged. The adoption of this standard is not expected to have a material impact on the Company's financial position or results of operations.

     In December, 2001, the Accounting Standards Board of the CICA issued AcG 13, Hedging Relationships, which is required to be adopted for annual periods beginning after July 1, 2003. This guideline establishes standards for documenting and assessing the effectiveness of hedging activities. The Company has adopted this standard in the current year. Adoption of the standard does not have a material impact on the Company's consolidated financial statements.

     In 2003, the CICA issued AcG 15 Consolidation of Variable Interest Entities to provide guidance for applying the principles in CICA Handbook Section 1590 Subsidiaries to certain entities. Although the CICA is contemplating amendments to AcG 15, it is expected to be effective for the Company's 2006 fiscal year. The Company will review the impact of AcG 15, if any, on the Company's consolidated financial statements when the CICA issues the amended AcG 15.

     In July 2003, the CICA issued Handbook Section 1100, Generally Accepted Accounting Principles. This section establishes standards for financial reporting in accordance with Canadian GAAP. This section describes what constitutes Canadian GAAP, and provides guidance on alternative sources to consult when selecting accounting policies and determining appropriate disclosures where the primary sources of

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP





     Canadian GAAP are silent. The adoption of this standard does not have a material impact on the Company's consolidated financial statements.

4.   CASH, CASH EQUIVALENTS AND INVESTMENTS

(a)  Cash and cash equivalents comprise:


                                                February 28,          March 1,
                                                    2004                2003
                                            ------------------------------------

  Balances with banks                          $      2,644       $     16,603
  Money market investment funds                       9,657              2,635
  Certificates of deposit                           255,199            111,664
  Repurchase agreements                             110,622             15,868
  Government sponsored enterprise notes                   -              9,999
  Commercial paper and corporate notes              778,297            183,912
                                            ------------------------------------
                                              $   1,156,419       $    340,681
                                            ====================================

     Cash and cash equivalents carry weighted average yields of 1.0% as at February 28, 2004 (March 1, 2003 - 1.3%).

     (b) As of February 28, 2004, the contractual maturities of investments in debt securities were as follows (at carrying value):

        One to Five Years                                          $   218,203
        Five to Ten Years                                               25,026
        No Single Maturity Date                                         90,044
                                                             ------------------
                                                                   $   333,273
                                                             ==================


     Securities with no single maturity date reflect asset-backed securities.

     Investments are carried at amortized cost and comprise:

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP

                                                                 Unrecognized
                                                  Amortized        Holding         Holding
                                                     Cost           Gains          Losses          Fair Value
                                                 ---------------------------------------------------------------
As at February 28, 2004
   Government sponsored enterprise notes            $   80,086        $     300     $     -        $   80,386
   Asset-backed securities                              90,043            1,350          (16)          91,377
   Corporate bonds                                     163,144            4,397          (19)         167,522
                                                ---------------------------------------------------------------
                                                    $  333,273        $   6,047     $    (35)      $  339,285
                                                ===============================================================

As at March 1, 2003
   Government sponsored enterprise notes            $   15,110        $      83     $       -          15,193
   Asset-backed securities                              69,002              770           (59)         69,713
   Corporate bonds                                     105,918            3,365             -         109,283
                                                ---------------------------------------------------------------
                                                    $  190,030        $   4,218     $     (59)     $  194,189
                                                ===============================================================


     Investments carry weighted average yields of 3.1% as at February 28, 2004 (March 1, 2003 - 3.8%).

5.   INVENTORY

     Inventory is comprised as follows:

                                                    February 28,       March 1,
                                                            2004           2003
                                                   -----------------------------

     Raw materials                                   $    35,119      $  34,446
     Work in process                                       8,713          8,205
     Finished goods                                        7,679          4,286
     Provision for excess and obsolete inventory          (8,675)       (15,662)
                                                   -----------------------------

                                                     $    42,836      $  31,275
                                                   =============================

6.   CAPITAL ASSETS

     Capital assets are comprised of:

                                                         February 28, 2004
                                                              Accumulated         Net book
                                               Cost          amortization          value
                                            -------------------------------------------------

Land                                         $     8,850        $        -        $    8,850
Buildings and leaseholds                          67,148            10,047            57,101
Information technology                            91,950            47,605            44,345
Furniture, fixtures, tooling and equipment        78,955            41,542            37,413
                                            -------------------------------------------------
                                             $   246,903        $   99,194        $  147,709
                                            =================================================

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP


                                                               March 1, 2003
                                                                Accumulated         Net book
                                                  Cost          amortization          value
                                            ---------------------------------------------------
Land                                         $      8,850        $        -        $     8,850
Buildings and leaseholds                           66,254             6,671             59,583
Information technology                             81,319            31,893             49,426
Furniture, fixtures, tooling and equipment         70,961            26,245             44,716
                                            ---------------------------------------------------
                                             $    227,384        $   64,809        $   162,575
                                            ===================================================


     During fiscal 2004, the Company recorded additional amortization expense of $1,318 with respect to certain capital assets no longer used by the Company; $618 of this is included in Cost of sales.

     Also during fiscal 2004 the Company recorded additional amortization expense of $1,392 related to start-up costs with respect to its European operations, as it was determined that there was no remaining value to these costs as a result of changes in the underlying operations.

     For the year ended February 28, 2004, amortization expense related to capital assets was $36,459 (March 1, 2003 - $28,449; March 2, 2002 -
     $16,996).

7.   INTANGIBLE ASSETS

     Intangible assets are comprised of:

                                                    February 28, 2004
                                                        Accumulated          Net book
                                           Cost         amortization           value
                                   -----------------------------------------------------
     Acquired technology                $    10,012       $     3,746       $     6,266
     Licences                                52,216            15,299            36,917
     Patents                                 25,156             4,070            21,086
                                   -----------------------------------------------------
                                        $    87,384       $    23,115       $    64,269
                                   =====================================================


                                                      March 1, 2003
                                                       Accumulated        Net book
                                         Cost         amortization          value
                                   -----------------------------------------------------

Acquired technology                    $     10,012       $     1,684       $     8,328
Licences                                     28,370             1,085            27,285
Patents                                      16,751               885            15,866
                                   -----------------------------------------------------
                                       $     55,133       $     3,654      $     51,479
                                   =====================================================


     Acquired technology includes all licences and patents acquired by the Company as a result of the acquisitions described in note 8. Licenses include licenses or agreements that the Company has negotiated with third parties upon use of the third parties' technology. Patents include all costs necessary to record a patent, as well as defense costs when there is perceived infringement by the Company of those patents.

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP




     During fiscal 2004, the Company recorded provisions amounting to $4,327 against the carrying values of certain of its intangible assets as a result of changes in the Company's current and intended product offerings. Of this amount $2,750 is included in Cost of sales with the balance of $1,577 recorded as Amortization expense. Such charges reflect management's assessment of net realizable values.

     For the year ended February 28, 2004, amortization expense related to intangible assets was $19,462 (March 1, 2003 - $2,848; March 2, 2002 - $574). Total additions to intangible assets in 2004 were $32,252 (2003
     - $38,324).

8.   ACQUISITIONS

     During fiscal 2004, the purchase price related to one of the fiscal 2003 acquisitions was revised, resulting in a reduction to goodwill of $479 and a return of consideration.

     During fiscal 2003 the Company completed four acquisitions. Effective June 2002, the Company purchased the assets of a company whose proprietary software code provides capabilities to facilitate foreign language input and display on handheld products. Effective July 2002, the Company acquired 100% of the common shares of a company that will offer a secure solution for viewing email attachments with BlackBerry Wireless Handhelds. Effective August 2002, the Company acquired 100% of the common shares of a company that has software products which enable wireless access to major email systems including corporate, proprietary and POP3/IMAP4 using a handheld device. In addition, effective September 2002, the Company also acquired 100% of the common shares of a small company with expertise and technology related to wireless networks. The results of the acquirees' operations have been included in the consolidated financial statements for the periods from each respective closing date to February 28, 2004.

     On October 31, 2001, the Company acquired 100% of the outstanding common shares of a company for its technology and expertise in the wireless delivery of rich graphical content. This company develops Java-based media platforms for wireless devices. The results of this company's operations have been included in the consolidated financial statements since October 31, 2001. The value of the 387,353 common shares issued in 2002 was determined based on the average of the market price of the Company's common shares over the two-day period before and after the terms of the acquisition were agreed to.

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP




   The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

                                                     March 1,         March 2,
                                                        2003             2002
                                                  -----------------------------
  Assets purchased

        Capital assets                             $      317       $        -
        Acquired technology                             7,326            2,685
        Goodwill                                       16,193           14,395
                                                  -----------------------------
                                                       23,836           17,080
                                                  -----------------------------

  Liabilities assumed - non-cash working capital        1,275            1,046
  Deferred income tax liability                           357                -
                                                  -----------------------------
                                                        1,632            1,046
                                                  ----------------------------

  Net non-cash assets acquired                         22,204           16,034

        Cash acquired                                     117              152
                                                  -----------------------------

  Net assets acquired                              $   22,321      $    16,186
                                                  =============================

  Consideration
        Cash                                       $   22,107      $     9,861
        Assumption of acquiree long-term debt             214                -
        Capital stock                                       -            6,325
                                                  -----------------------------
                                                   $   22,321      $    16,186
                                                  =============================

     The acquisitions were accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology. Of the $16,193 of goodwill acquired during fiscal 2003, $13,316 is expected to be deductible for tax purposes.

     If the four fiscal 2003 acquisitions had occurred on March 1, 2001, the Company's unaudited proforma consolidated revenue would have increased by $nil for the year ended February 28, 2004 (March 1, 2003
     - $226; March 2, 2002 - $816) and the unaudited proforma net income
     (loss) would have been $51,829 (March 1, 2003 - ($151,520); March 2,
     2002 - ($35,906)).

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP



9.   INCOME TAXES

     The difference between the amount of the provision for (recovery of) income taxes and the amount computed by multiplying income before taxes by the statutory Canadian rate is reconciled as follows:


                                                            February 28,            March 1,           March 2,
                                                                    2004                2003               2002
                                                      -----------------------------------------------------------
    Expected Canadian tax rate                                     36.5%               38.3%              41.2%

    Expected income tax provision (recovery)                 $    15,822          $  (44,990)       $   (15,785)

    Differences in income taxes resulting from:
       Manufacturing and processing activities                      (900)              3,951              1,801
       Increase in valuation allowance                            29,100              61,969              1,530
       Non-deductible portion of unrealized
         capital losses                                                -                   -              1,013
       Non-deductible stock option expense                         1,055                   -                  -
       Foreign exchange                                            3,820              (1,408)             1,112
       Foreign tax rate differences                              (45,088)              7,352             (3,192)
       Enacted tax rate changes                                   (9,743)              4,835              2,960
       Other differences                                           1,734                (603)               698
                                                      -----------------------------------------------------------
                                                             $    (4,200)         $   31,106        $    (9,863)
                                                      ===========================================================


                                                            February 28,            March 1,          March 2 ,
                                                                   2004                2003               2002
                                                      -----------------------------------------------------------
    Income (loss) before income taxes:
       Canadian                                              $    26,419          $ (102,954)        $  (46,845)
       Foreign                                                    16,928             (14,604)             8,503
                                                      -----------------------------------------------------------
                                                             $    43,347          $ (117,558)        $   (38,342)
                                                      ===========================================================


    The provision for income taxes consists of the following:



                                                              February 28,           March 1,          March 2,
     Provision for (recovery of) income taxes:                        2004               2003              2002
                                                      -----------------------------------------------------------
        Current
           Canadian                                          $       484          $       (8)        $    6,756
           Foreign                                                (4,684)              3,521                302
        Future
           Canadian                                                    -              27,593            (17,283)
           Foreign                                                     -                   -                362
                                                      -----------------------------------------------------------
                                                             $    (4,200)         $   31,106         $   (9,863)
                                                      ===========================================================

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP



     Future income tax assets and liabilities consist of the following temporary differences:

                                                February 28,         March 1,
                                                        2004             2003
                                              --------------------------------

     Assets
        Financing costs                          $    13,170        $   4,398
        Non-deductible reserves                        3,492            6,622
        Research and development incentives           45,735           24,897
        Tax losses                                    37,428           29,938
        Capital assets                                18,252            2,614
        Other tax carryforwards                          204              186
                                              ---------------------------------
                                                     118,281           68,655

     Less: valuation allowance                       118,281           68,655
                                              --------------------------------
     Net future income tax assets                $         -        $       -
                                              ================================


     During the third quarter of fiscal 2003, the Company determined that a significant degree of uncertainty existed regarding the realization of the future tax assets and that a full valuation allowance was required. As a result of the increased valuation allowance, future tax assets of $118,281 have not been recognized for accounting purposes as of February 28, 2004. This amount remains available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future uncertainties are resolved, the valuation allowance may be adjusted accordingly. At February 28, 2004, the Company has the following net operating loss carryforwards and tax credits which are not recognized for accounting purposes and are scheduled to expire in the following years:

                                             Net operating     Investment tax
                                             losses            credits
                                             ----------------------------------

     2005                                        $       21          $       -
     2006                                             1,259                490
     2007                                             4,046                726
     2008                                            12,860              2,385
     2009                                            93,675                 11
     2010                                               976                 13
     2011                                                27              5,524
     2012                                                 -              9,306
     2014                                                 -             11,017
     2020                                               102                  -
     2021                                               255                  -
     2022                                               359                  -
     Indefinite carryforward                          1,080                  -
                                             ----------------------------------
                                                 $    114,660        $  29,472
                                             ==================================


     The Company has not provided for Canadian future income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, since these earnings are intended to be reinvested indefinitely.

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP




10.  LONG-TERM DEBT

     At February 28, 2004 long-term debt consisted of mortgages with interest rates ranging between 6.88% and 7.90%, against which certain land and buildings are pledged as collateral. All mortgage loans are denominated in Canadian dollars and mature on March 1, 2009.

     Interest expense on long-term debt for the year was $771 (March 1, 2003 - $852; March 2, 2002 - $661).

     The scheduled long-term debt principal payments for the fiscal years 2005 through to maturity are as follows:

     For the year ending
     2005                                                          $      193
     2006                                                                 207
     2007                                                                 223
     2008                                                                 239
     2009                                                                 256
     March 1, 2009                                                      5,315
                                                            ------------------
                                                                  $     6,433
                                                            ==================


     At February 28, 2004 the Company had demand credit facilities totalling $92.6 million (March 1, 2003 - $19.9 million). As at February 28, 2004 the Company had drawn on its available credit facilities in the amount of $64.1 million in the form of letters of credit, including $48.0 million related to litigation as described in note 16. $28.5 million of available credit facilities remains unused. The operating line portion of the facilities bear interest on the outstanding balance at the bank's prime rate. Any balance owing is due on demand and is subject to a general security agreement, general assignment of book debts and the pledge of specific securities in the Company's investment portfolio.

11.  CAPITAL STOCK

(a)  Share capital

     The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. There are no Class A common shares or preferred shares outstanding.

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP




     The following details the changes in issued and outstanding common shares and common share purchase warrants for the three years ended February 28, 2004:

                                                     Number of Common Shares Outstanding (000's)
                                                 ---------------------------------------------------
                                                                         Common
                                                                          share
                                                     Common            purchase
                                                     shares            warrants              Total
                                                 ---------------------------------------------------
    Balance as at February 28, 2001                  78,271                  75             78,346

    Exercise of options                                 503                   -                503

    Common shares issued on acquisition
    of subsidiary                                       387                   -                387

    Common shares repurchased pursuant to
    Commmon Share Purchase Program                     (370)                  -               (370)
                                                 ---------------------------------------------------

    Balance as at March 2, 2002                      78,791                  75             78,866

    Exercise of options                                 320                   -                320

    Common shares repurchased pursuant to
    Common Share Purchase Program                    (1,939)                  -             (1,939)
                                                 ---------------------------------------------------

    Balance as at March 1, 2003                      77,172                  75             77,247

    Exercise of options                               3,129                   -              3,129

    Exercise of warrants                                 39                 (75)               (36)

    Common shares issued pursuant to
    public share  offering                           12,075                   -             12,075
                                                 ---------------------------------------------------
    Balance as at February 28, 2004                  92,415                   -             92,415
                                                 ===================================================

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP



                                                                     Share Capital
                                                 --------------------------------------------------------
                                                                              Common
                                                                               share
                                                           Common           purchase
                                                           shares           warrants               Total
                                                 --------------------------------------------------------

     Balance as at February 28, 2001                $     890,644            $   370         $   891,014

     Exercise of options                                    1,491                  -               1,491

     Common shares issued on
     acquisition of subsidiary                              6,325                  -               6,325

     Common shares repurchased pursuant
     to Common Share Purchase Program                      (4,080)                 -              (4,080)
                                                  --------------------------------------------------------

     Balance as at March 2, 2002                          894,380                370             894,750

     Exercise of options                                    1,155                  -               1,155

     Common shares repurchased pursuant
     to Common Share Purchase Program                     (21,528)                 -             (21,528)
                                                  --------------------------------------------------------

     Balance as at March 1, 2003                          874,007                370             874,377

     Exercise of options                                   49,771                  -              49,771

     Exercise of warrants                                     370               (370)                  -

     Common shares pursuant to public share
     offering, net of related costs                       905,240                  -             905,240
                                                  --------------------------------------------------------

     Balance as at February 28, 2004                $   1,829,388            $     -         $ 1,829,388
                                                  =======================================================


     On January 22, 2004 the Company completed a public share issue of 12.1 million common shares for proceeds of $905,240, net of related issue costs of $39,629.

     During fiscal 2004, the Company's share purchase warrants were redeemed and converted into common shares.

     On October 3, 2002 the Company's Board of Directors approved the purchase during the subsequent 12 months of up to as many as 3.8 million common shares, which approximated 5% of the common shares outstanding at that date. All common shares purchased by RIM have been cancelled. No shares have been re-purchased under this Common Share Purchase Program during fiscal 2004.

     During the year ended March 1, 2003 the Company repurchased 1.9 million common shares pursuant to its Common Share Purchase Program at a cost of $24,502. The amount paid in excess of the carrying value of the common shares of $2,974 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled.

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP





     During the year ended March 2, 2002 the Company repurchased 370 common shares pursuant to its Common Share Purchase Program at a cost of $5,525. The amount in excess of the carrying value of the common shares of $1,445 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled.

(b)  Stock option plan

     The Company has an incentive stock option plan for all of its directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for a maximum of ten years after the grant date. The Company's shareholders approved the reconstitution of the stock option plan at the Annual General Meeting on August 12, 2002. The reconstitution increased the number of common shares available for the grant of options by 2,756. As at February 28, 2004, there were 8,009 options outstanding with exercise prices ranging from $2.43 to $119.80. Options issued and outstanding for 2,640 shares are vested as at February 28, 2004 and there are 3,040 shares available for future grants under the plan.

     A summary of option activity since February 28, 2001 is shown below:

                                                      Options Outstanding
                                               --------------------------------
                                                                    Weighted
                                                    Number           Average
                                                  (in 000's)      Exercise Price
                                               --------------------------------

      Balance as at February 28, 2001                  7,920        $    17.04

      Granted during the year                          2,978        $    21.83
      Exercised during the year                        (515)        $     3.71
      Forfeited during the year                        (297)        $    27.92
                                               --------------------------------

      Balance as at March 2, 2002                     10,086        $    18.81

      Granted during the year                            956        $    16.41
      Exercised during the year                        (320)        $     3.88
      Forfeited during the year                        (621)        $    31.35
                                               --------------------------------

      Balance as at March 1, 2003                     10,101        $    18.29

      Granted during the year                          1,574        $    30.34
      Exercised during the year                      (3,129)        $    14.12
      Forfeited during the year                        (537)        $    27.95
                                               --------------------------------
      BALANCE AS AT FEBRUARY 28, 2004                  8,009        $    21.64
                                               ================================

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP




     The weighted average characteristics of options outstanding as at February 28, 2004 are as follows:


                               Options Outstanding (000's)                 Options Exercisable (000's)
-----------------------------------------------------------------------------------------------------------

Range of exercise             Number         Weighted        Weighted            Number         Weighted
prices                Outstanding at          average         average       Outstanding          average
                        February 28,   remaining life        exercise      February 28,         exercise
                                2004         in years           price              2004            price
-----------------------------------------------------------------------------------------------------------

$2.43 - $3.62                  1,192              2.7       $    2.66             1,143         $  2.62
$3.88 - $5.66                    945              1.4            4.13               401            4.23
$5.93 - $8.78                    498              2.0            7.75               191            7.78
$8.97 - $13.12                   291              4.4           10.38                62            9.95
$13.55 - $20.29                2,010              5.4           16.40                74           16.87
$20.39 - $30.51                1,459              4.8           23.24               244           22.94
$30.68 - $45.51                  423              4.3           37.41                69           37.65
$46.55- $68.48                   669              3.6           51.97               314           50.95
$70.44 and over                  522              5.4           80.33               142           87.00
-----------------------------------------------------------------------------------------------------------

Total                          8,009              4.0       $   21.64             2,640        $  16.90
===========================================================================================================


(c)  Stock options

     As described in note 1 (s), the Company has adopted the provisions of CICA 3870 which provides for the expensing of stock-based compensation. In accordance with this standard, stock-based compensation expense of $2,890 has been recognized and has been credited to stock options. Of this amount, $117, $2,064, and $709 has been included in Cost of sales, Research and development, and Selling, marketing and administration respectively.


12.  COMMITMENTS AND CONTINGENCIES

(a)  Lease commitment

     The Company is committed to annual lease payments under operating leases for premises as follows:


                                  Real Estate         Equipment         Total
     For the year ending
     2005                          $    1,952         $     213      $   2,165
     2006                               1,842                75          1,917
     2007                               1,526                15          1,541
     2008                               1,382                 -          1,382
     2009                               1,003                 -          1,003
     Thereafter                         6,082                 -          6,082
                               ------------------------------------------------
                                   $   13,787         $     303      $  14,090
                               ================================================

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP




     For the period ended February 28, 2004, the Company incurred rental expense of $2,197 (March 1, 2003 - $2,272; March 2, 2002 - $1,857).

(b)  Other Litigation

     In addition to the NTP matter discussed in note 16, the Company has been involved in patent litigation with Good Technology, Inc. ("GTI").

     The Company and GTI (the "parties") entered into a agreement on March 26, 2004 whereby the parties have signed a settlement and license agreement and will consequently dismiss a series of pending lawsuits between the two companies. The companies have entered a royalty-bearing license agreement whereby RIM will receive a lump-sum settlement during the first quarter of fiscal 2005 as well as ongoing quarterly royalties. The lump-sum settlement amount was received subsequent to February 28, 2004 and will be credited to Intangible Assets in the first quarter of fiscal 2005, as a recovery of previously capitalized costs incurred by the Company. The settlement of this dispute will not be material to the Company's financial position.

     The Company is involved in a dispute with Inpro II Licensing, S.a.r.l. ("Inpro") in connection with two of Inpro's patents. In a Delaware action, Inpro is seeking a preliminary and permanent injunction and an unspecified amount of damages in relation to one of its patents. The matter is currently scheduled for trial in September 2005 and fact discovery must be complete by October 29, 2004. The Company filed an action for a declaratory judgement of non-infringement with respect to one of the two patents, which action is the subject of a motion to stay or transfer to Delaware. Although the Company has conducted a thorough review of the relevant patents held by Inpro, and is of a view that it does not infringe on such patents, at this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to all of the Inpro actions is not determinable. Accordingly, no amount has been recorded in these financial statements as at February 28, 2004.

     From time to time, the Company is involved in other claims in the normal course of business. Management regularly assesses such claims and when matters are considered likely to result in a material exposure and the amount of a related loss is quantifiable, a provision for loss is made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

13.  PRODUCT WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition, based on historical warranty claims experience, and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

    The change in the Company's accrued warranty obligations from March 2, 2002 to February 28, 2004 was as follows:

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP





      Accrued warranty obligations at March 2, 2002               $     3,355
      Actual warranty experience during 2003                             (577)
      2003 warranty provision                                           5,465
      Adjustments for changes in estimate                              (3,073)
                                                              ----------------
      Accrued warranty obligations at March 1, 2003                     5,170

      Actual warranty experience during 2004                           (3,946)
      2004 warranty provision                                           8,648
      Adjustments for changes in estimate                                (626)
                                                              ----------------
      Accrued warranty obligations at February 28, 2004           $     9,246
                                                              ================


14.   GOVERNMENT ASSISTANCE

      The Company has previously entered into two project development agreements with Technology Partnerships Canada ("TPC"), which provide partial funding for certain research and development projects.

      Funding from TPC for the first agreement ("TPC-1") totalled $3,900 and was repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company was obligated to pay royalties on all project revenues up to February 28, 2003, after which time the royalty base is expanded to include revenues from certain additional products, and royalties will continue to be paid up to a maximum of $6,100.

      The Company has recorded $2,530 on account of TPC royalty repayment expense with respect to TPC-1 (March 1, 2003 - $925; March 2, 2002 - $1,575). The final payment with respect to TPC-1 is expected to be made during the first quarter of fiscal 2005.

      The second agreement with TPC is a three-year research and development project ("TPC-2") under which total contributions from TPC will be a maximum of $23,300 (the "contribution"). The Company is of the view that it has fulfilled all prerequisite funding conditions and has recorded all of the contribution commitment as at February 28, 2004 and no further TPC funding reimbursements are due to RIM under TPC-2. This contribution will be repayable to TPC in the form of royalties of 2.2% on gross product revenues resulting from project and then other revenues. The Company is obligated to pay royalties on all project revenues up to February 28, 2007, after which time the royalty base is expanded to include revenues from certain additional products. Royalties will continue to be paid up to a maximum of $39,300. No amounts have been recorded with respect to TPC-2 since the conditions for repayment have not yet been met.

      The Company also qualifies for investment tax credits ("ITC's") on eligible expenditures on account of scientific research and experimental development. The Company has not recorded the benefit of ITC's in fiscal 2003 or fiscal 2004, as in the Company's judgement, the Company does not have reasonable assurance that the Company will realize the ITC's.

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP




      Government assistance, which includes both TPC funding and ITC's, has been applied to reduce gross research and development expense as follows:

                                                     For the year ended
                                         February 28,        March 1,         March 2,
                                                2004             2003             2002
                                         -----------------------------------------------
      Gross research and development       $   64,702      $    64,952      $    49,517
      Government funding                            -            9,036           12,071
                                         -----------------------------------------------

      Net research and development         $   64,702      $    55,916      $    37,446
                                         ===============================================


15.  RESTRUCTURING CHARGES

     During the third quarter of 2003, as part of the implementation of a plan to improve operating results (the "Plan"), the Company recorded restructuring charges that included the termination of employees, related costs and the closure and exit of certain leased facilities. The 254 employees identified in connection with the workforce reduction component of the Plan were dismissed on or about November 12, 2002. The cost of the employees was previously included as part of Cost of sales, Selling, marketing and administration, and Research and development.

     The Company has yet to vacate a leased facility deemed redundant as part of the Plan. The Company expects to complete the remaining elements of the Plan during fiscal 2005.

     The pre-tax financial components of the Plan are summarized below:


                                  Balances as at                                          Balances as at
                                   March 1, 2003     Cash Payments       Write-offs     February 28, 2004
                                 --------------------------------------------------------------------------
Workforce reduction and
related costs                        $       648       $      (648)        $       -         $       -

Excess facilities and
capital assets                             1,924              (431)             (230)            1,263
                                 --------------------------------------------------------------------------
                                     $     2,572       $    (1,079)        $    (230)        $   1,263
                                 ==========================================================================


                                  Balances as at                                          Balances as at
                                 November 12, 2002   Cash Payments       Write-offs        March 1, 2003
                                 --------------------------------------------------------------------------

Workforce reduction and
related costs                        $     4,056       $    (3,408)        $       -        $     648

Excess facilities and
 capital assets                            2,494               (63)             (507)            1,924
                                 --------------------------------------------------------------------------
                                     $     6,550       $    (3,471)        $    (507)       $    2,572
                                 ==========================================================================

     The balance of the restructuring provision of $1,263 as at February 28, 2004 is included in Accrued liabilities on the Consolidated Balance Sheets.

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP




16 . LITIGATION AWARD

     The Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

     During fiscal 2003 the Company recorded quarterly charges in the second, third and fourth quarters with respect to the NTP matter totalling $58.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, plaintiff's attorney fees and prejudgment interest.

     On May 23, 2003 the Court ruled on the issues of enhanced compensatory damages, plaintiff's attorney fees and certain other matters.

     During the first quarter of fiscal 2004, the Company recorded an expense of $7.5 million to provide for additional estimated enhanced compensatory damages and estimated prejudgment interest, for the period March 2, 2003 to May 31, 2003. The $6.9 million attributable to enhanced compensatory damages was classified as Restricted cash on the Consolidated Balance Sheets as at May 31, 2003 and the Company funded the $6.9 million into a cash escrow bank account subsequent to the end of the first quarter of fiscal 2003, as required by the Court.

     On August 5, 2003, the United States District Court for the Eastern District of Virginia (the "Court") ruled on NTP's request for an injunction with respect to RIM continuing to sell the BlackBerry solution (handhelds, software and service) in the United States as well as entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The Court granted NTP the injunction requested; however, the Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal (to the Court of Appeals for the Federal Circuit).

     In its Final Order dated August 5, 2003, the Court awarded monetary damages of $53.7 million (the "Final Order") as of May 31, 2003, comprising the following:

     o     Enhanced compensatory damages               $ 47.5 million
     o     Plaintiff attorney fees                     $  4.2 million
     o     Prejudgement interest                       $  2.0 million
                                                       --------------
     o     Total                                       $ 53.7 million
                                                       --------------

     The Company had previously recorded provisions for all of the above components of the Final Order in fiscal 2003 and the first quarter of fiscal 2004. The Company filed its Notice to Appeal on August 29, 2003.

     During the second quarter of fiscal 2004, the Company recorded an expense of $5.7 million to provide for enhanced compensatory damages for the period June 1, 2003 to August 30, 2003, postjudgment interest for the period August 6, 2003 to August 30, 2003 and other net adjustments. The Company funded $7.6 million, attributable to the enhanced compensatory damages amount, into an escrow account subsequent to the end of the second quarter of fiscal 2004.

     The Company sought a stay of the Court proceedings in light of the fact that the patents in suit are the subject of re-examination proceedings by the U.S. Patents and Trademark Office ("PTO"). On November 4, 2003, the United States Court of Appeals for the Federal Circuit ("Appellate Court") denied the Company's request for a stay of the appeal proceedings.

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP




     On November 26, 2003, the Company filed its opening appeal brief with the Appellate Court.

     During the third quarter of fiscal 2004, the Company recorded an expense of $9.2 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, for the three months ended November 29, 2003.

     NTP filed its Responding Brief on or about January 2, 2004. The Company filed its Reply Brief on February 3, 2004.

     During the fourth quarter of fiscal 2004, the Company recorded an expense of $12.9 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, for the three months ended February 28, 2004. The $12.9 million attributable to enhanced compensatory damages was classified as Restricted cash on the Consolidated Balance Sheets as at February 28, 2004. The Company funded the $12.9 million into an escrow account subsequent to the end of the third quarter of fiscal 2004.

     For the year ended February 28, 2004, the Company has recorded a total provision of $35.2 million with respect to the NTP matter, representing enhanced compensatory damages, postjudgment interest for the period August 6, 2003 to February 28, 2004 and other net adjustments.

     As at the end of the Company's current fiscal year, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above, have been provided for as NTP litigation expenses as at February 28, 2004. The actual resolution of the NTP matter may materially differ from the estimates as at February 28, 2004 as a result of future appellate court rulings at the conclusion of the appeals process, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.

17.  WRITE-DOWN OF INVESTMENTS

     Periodically the Company undertakes a review of the carrying value of companies in which it holds investments. Based on such reviews, the Company determines whether impairment in the carrying values of its investments has occurred. The Company further determines whether such declines are other than temporary in nature. The Company wrote down the value of its investments in fiscal 2002 by $5,350.

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP




18.  EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per share.


                                                                              For the year ended
                                                                 February 28,          March 1,         March 2,
                                                                         2004              2003             2002
                                                             ----------------------------------------------------

     Numerator for basic and diluted earnings (loss)
     per share available to common stockholders                    $   47,547     $   (148,664)     $   (28,479)
                                                             ====================================================

     Denominator for basic earnings (loss) per share -
     weighted average shares outstanding (000's)                       79,650            77,636           78,467

     Effect of dilutive securities:

       Employee stock options                                           3,408                 -                -
                                                             ----------------------------------------------------
     Denominator for basic and diluted earnings (loss) per
     share - weighted average shares outstanding (000's)               83,058            77,636           78,467
                                                             ====================================================

     Earnings (loss) per share
       Basic                                                       $     0.60      $     (1.91)     $     (0.36)
       Diluted                                                     $     0.57      $     (1.91)     $     (0.36)



     Stock options and share purchase warrants were excluded from the diluted (loss) per share figures for 2003 and 2002, as they were anti-dilutive.

19.  SUPPLEMENTAL INFORMATION

(a)  Statement of cash flows

     The following summarizes interest and income taxes paid:


                                                                        For the year ended
                                                          February 28,       March 1,         March 2,
                                                              2004             2003             2002
                                                       ---------------------------------------------------
      Interest paid during the year                          $    770         $    852         $    779

      Income taxes paid (refunded) during the year               (196)           1,070              967

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP




(b)  Accrued liabilities

     The following items are included in the accrued liabilities balance:

                                                               As at
                                                     February 28,     March 1,
                                                          2004           2003
                                                  ------------------------------

     Airtime purchase costs                                17,486        17,109
     Marketing costs                                       13,081         8,116
     Warranty                                               9,246         5,170
     Royalties                                             10,042         4,558
     Other                                                 20,683        19,462
                                                  ------------------------------

                                                        $  70,538     $  54,415
                                                  ==============================

(c)  Other information

     Advertising expense, which includes media, agency and promotional expenses equal to $18,206 (March 1, 2003 - $15,079; March 2, 2002 -
     $18,549) is included in Selling, marketing and administration expense.

     Selling, marketing and administration expense for the fiscal year includes a foreign currency exchange gain of $2,156 (March 1, 2003 - gain of $293; March 2, 2002 - loss of $1,042).

20.  FINANCIAL INSTRUMENTS

     Values of financial instruments outstanding at fiscal year-ends were as follows:

                                                   February 28, 2004
                                  ----------------------------------------------
     ASSETS (LIABILITIES)            Notional        Carrying        Estimated
                                      Amount         Amount         Fair Value
     Cash and cash equivalents      $     -       $ 1,156,419       $ 1,156,419
     Investments                          -           333,273           339,285
     Long-term debt                       -            (6,433)           (6,808)
     Currency forward contracts      208,850              (69)            5,399


                                                   March 2, 2003
                                  ----------------------------------------------
     ASSETS (LIABILITIES)            Notional     Carrying          Estimated
                                      Amount       Amount           Fair Value

     Cash and cash equivalents      $     -       $   340,681      $   340,681
     Investments                          -           190,030          194,189
     Long-term debt                       -           (11,919)         (12,273)
     Currency forward contracts      69,416               377            3,816

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP




     For certain of the Company's financial instruments, including trade receivables, other receivables, accounts payable and accrued liabilities, the carrying amounts approximate their respective fair values due to their short maturities.

     The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency the U.S. dollar. The majority of the Company's revenues in fiscal 2004 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and all manufacturing overhead, are incurred primarily in Canadian dollars. At February 28, 2004 approximately 2% of cash and cash equivalents, 26% of trade receivables and 18% of accounts payable and accrued liabilities are denominated in foreign currencies (March 1, 2003 - 14%, 13%, and 8%, respectively). These foreign currencies include the Canadian Dollar, British Pound, Euro, Australian Dollar, Hong Kong Dollar, and Japanese Yen.

     To mitigate this risk, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

     To hedge exposures relating to anticipated foreign currency transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars, to sell Euro and purchase U.S. dollars, and to sell British Pounds and purchase U.S. dollars. These contracts have been designated as cash flow hedges, and are recognized in earnings in the period in which the cash flows from the associated hedged transaction affect earnings. The maturity dates of these instruments range from March 2004 through to February 2007. These cash flow hedges were fully effective at February 28, 2004. As at February 28, 2004, the notional gain on these forward contracts was approximately $5,468 (March 1, 2003 - $3,439; March 2, 2002 - loss of $1,478).

     To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. The maturity dates of these instruments range from March, 2004 through to March, 2005. As at February 28, 2004, a loss of $69 was recorded in respect of these instruments (March 1, 2003 - gain of $419; March 2, 2002 - $nil). This amount was included with Selling, marketing and administration.

     During the prior year, to satisfy short-term cash requirements, the Company entered into a forward exchange contract to purchase U.S. dollars and sell Canadian dollars with a notional value of U.S. $1.3 million. The contract carried an exchange rate of U.S. $1.00 equals Canadian $1.5313, and it matured on March 3, 2003. Due to the short-term nature of this contract it was not designated for hedge accounting and a loss of $42 was recorded in respect to this instrument.

     The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at February 28, 2004 the maximum exposure to a single counter-party was 43% of outstanding derivative instruments (March 1, 2003 - 37%).

     The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP group of related entities. As at February 28, 2004, no single issuer represented more than 4% of the total cash, cash equivalents and investments (March 1, 2003 - no single issuer represented more than 5% of the total cash, cash equivalents and short-term investments).

     The Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

     The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at February 28, 2004 is $ 2,379 (March 1, 2003 - $2,331).

     While the Company sells its products and services to a variety of customers, two customers comprised 24%, and 10% of trade receivables as at February 28, 2004 (2003 - three customers comprised 17%, 16% and 14%). Additionally, two customers comprised 15% and 13% of the Company's sales (March 1, 2003 - one customer comprised 12%).

21.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products.

     Selected financial information is as follows:


                             February 28,          March 1,       February 28,
     Sales                           2004              2003               2002
                           ----------------------------------------------------

       Canada                $     54,847      $     21,788       $     21,381
       United States              446,000           255,466            239,702
       Other                       93,769            29,478             32,970
                           ----------------------------------------------------
                             $    594,616      $    306,732       $    294,053
                           ====================================================

     Sales

       Canada                        9.2%              7.1%               7.3%
       United States                75.0%             83.3%              81.5%
       Other                        15.8%              9.6%              11.2%
                           ----------------------------------------------------
                                   100.0%            100.0%             100.0%
                           ====================================================

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Years Ended February 28, 2004, March 1, 2003 and March 2, 2002

In thousands of United States dollars, except share and per share data, and except as otherwise indicated prepared in accordance with Canadian GAAP




                                                 February 28,          March 1,       February 28,
Revenue mix                                              2004              2003               2002
                                             ------------------------------------------------------
  Handhelds                                      $    343,154     $     122,711      $     160,198
  Service                                             171,215           129,332             88,880
  Software                                             47,427            21,655             12,874
  Other                                                32,820            33,034             32,101
                                             ------------------------------------------------------
                                                 $    594,616     $     306,732      $     294,053
                                             ======================================================

Capital, intangible assets and goodwill

  Canada                                         $    209,766     $     207,221
  United States                                        28,206            30,759
  Foreign                                               4,115             6,662
                                             -----------------------------------
                                                 $    242,087     $     244,642
                                             ===================================

Total assets

  Canada                                         $    333,811     $     258,833
  United States                                     1,555,151           585,375
  Foreign                                              36,335            15,401
                                             -----------------------------------
                                                $   1,925,297     $     859,609
                                             ===================================

                                                                      DOCUMENT 3

                           RESEARCH IN MOTION LIMITED

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
       RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2004
                COMPARED TO THE FISCAL YEAR ENDED MARCH 1, 2003

June 8, 2004

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the audited consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the fiscal year ended February 28, 2004. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). To the extent applicable to the Consolidated Financial Statements, these principles conform in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as described in the "Commentary on Material Differences in the Company's Fiscal 2004 Financial Statements under U.S. GAAP compared to Canadian GAAP".

The comparative information in this MD&A conforms with U.S. GAAP. For fiscal years prior to 2004, the Company's consolidated financial statements and the accompanying notes have been prepared separately in accordance with U.S. GAAP reconciled to Canadian GAAP and also in accordance with Canadian GAAP reconciled to U.S. GAAP.

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to:

   o the Company's plans to continue to invest in core research and development to enhance the BlackBerry product portfolio;
   o the Company's plans to foster new foster new international business relationships with global carriers and to extend its enterprise market leadership into the prosumer market;
   o the Company's plans to license the BlackBerry platform to key handset vendors through its BlackBerry Connect program and to strengthen its infrastructure to support subscriber growth;
   o     RIM's revenue and earnings expectations;
   o     anticipated growth in RIM's subscriber base;
   o     monthly average revenue per unit for wireless service; and
   o     future product developments and releases.

The words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", "plan" and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results,

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" sections of RIM's public filings with the United States Securities and Exchange Commission and securities regulators in Canada:

   o   possible failure of RIM's appeal of the judgment in the NTP litigation;
   o third-party claims for infringement of intellectual property rights by RIM;
   o RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
   o RIM's ability to enhance current products and develop and introduce new products;
   o the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;
   o RIM's ability to establish new, and to build on existing, relationships with its network carrier partners;
   o   reliance on third-party suppliers;
   o effective management of growth and ongoing development of RIM's service and support operations;
   o a breach of RIM's security measures, or an inappropriate disclosure of confidential information;
   o   competition;
   o reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
   o   RIM's dependence on a limited number of significant customers;
   o   fluctuations in quarterly financial results;
   o   reliance on third-party network developers;
   o   foreign exchange risks;
   o changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
   o   the continued quality and reliability of RIM's products;
   o   RIM's ability to manage production facilities efficiently;
   o   risks associated with foreign operations;
   o   dependence on key personnel;
   o   continued use and expansion of the Internet;
   o   regulation, certification and health risks;
   o   control of RIM shares by management; and
   o   tax liabilities associated with RIM's worldwide operations.

These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


OVERVIEW

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to email, phone, SMS (short message service), organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Web Client ("BWC"). RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are used by thousands of organizations around the world and are commercially available through a variety of offerings including the BlackBerry wireless platform, the RIM wireless handheld product line, technical support services and the BlackBerry Connect Licensing Program. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

SOURCES OF REVENUE

RIM's primary revenue stream is generated by its BlackBerry wireless solution, which includes sales of wireless handhelds, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft Outlook, Lotus Notes, MSN/Hotmail and POP3/ISP email. In addition, the BlackBerry wireless solution, through its Mobile Data Service functionality, allows users to access data from their enterprise and intranet applications using the BlackBerry architecture.

RIM generates revenues from sales of BlackBerry Wireless Handhelds, which provide users with the ability to send and receive full-length wireless messages and data from a wearable device. RIM's BlackBerry Wireless Handhelds also incorporate a personal organizer including contact and calendar functionality, which can synchronize with the user's desktop PIM system, and web-browsing capability. RIM has developed various models of its BlackBerry Wireless Handhelds, including models that integrate a mobile phone with other wireless data and PIM features.

RIM generates revenues from service billings to its BlackBerry subscriber base. The Company's service revenue is generated in one of two forms: (i) a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber; or (ii) a monthly service fee charged by RIM directly to end-customers where RIM has purchased airtime from certain carriers and resold it directly to BlackBerry subscribers.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


An important part of RIM's BlackBerry wireless solution is the software that is installed on desktop personal computers and/or at the corporate server level. Software revenues include fees from (i) licensing RIM's BlackBerry Enterprise Server ("BES") software; (ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service; and (iii) maintenance and upgrades to software. BlackBerry Connect is RIM's licensing program that enables mobile device manufacturers to equip their handsets with the integrated ability to connect to a BES and RIM's BlackBerry Web Client-related services using the same wireless architecture and infrastructure that is being used by RIM's BlackBerry handheld customers. The BlackBerry Connect licensing program, which has become an increasingly important component of the Company's strategy, is designed to help provide a more open, global platform and address the distinct needs of end users, IT departments, carriers and licensees.

Revenues are also generated from sales of radio modems to original equipment manufacturers ("OEMs"), non-recurring engineering services ("NRE"), accessories, technical support and repair and maintenance programs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's Critical Accounting Policies have been reviewed and discussed with the Company's Audit Committee.

REVENUE RECOGNITION

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


HARDWARE

Revenue from the sale of BlackBerry handhelds is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue.

SERVICE

Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

SOFTWARE

Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

OTHER

Revenue from the sale of OEM radios and accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for applicable warranties, royalties and estimated product returns. Technical support contracts extending beyond the current period are recorded as deferred revenue. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND BAD DEBT EXPENSE

The Company evaluates the collectibility of its trade receivables based upon a combination of factors. RIM regularly reviews and updates its information with respect to significant receivable balances. RIM has historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products. The Company expects this trend of increasing trade receivables balances with its large customers to continue as it sells an increasing number of its products and service relay access through network carriers and resellers rather than directly.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company, (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, payment experiences and existence of credit risk insurance), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

INVENTORY

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs a detailed assessment of inventory each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs that differ from the Company's estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

VALUATION OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL

In connection with the business acquisitions completed by the Company in fiscal 2002 and 2003, the Company identified and estimated the fair value of assets acquired including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the identified net assets was assigned to goodwill.

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The largest component of Intangible assets is licenses. Licenses are amortized over the lesser of five years or on a per unit basis based upon the anticipated number of units to be sold during the terms of the license agreements. See "

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



Results of Operations - Amortization". Unforeseen events, changes in circumstances and market conditions, and material differences in the value of licenses and other long-lived and intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated future cash flows.

INCOME TAXES

The Company's deferred tax asset balance represents temporary differences between the financial reporting and tax bases of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, operating loss carryforwards and capital loss carryforwards, net of valuation allowances. The Company evaluates its deferred tax assets based upon cumulative losses in recent years, estimated future earnings as per internal forecasts for periods in which temporary differences become deductible as well as prudent and feasible tax planning strategies. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. In fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under U.S. GAAP with respect to the valuation of its deferred income tax asset balance and recorded a full valuation allowance against the entire deferred tax asset balance.

Should RIM determine that it is more likely than not that it is able to realize its deferred tax assets in the future in excess of its net recorded amount, net income would increase in the reporting periods when such determinations are made.

LITIGATION

The Company is currently involved in patent litigation where it is seeking to protect its patents (see note 12(b) to the Consolidated Financial Statements and "Events Subsequent to February 28, 2004 Year End - Settlement of Patent Litigation") and where it is seeking to defend itself in a patent infringement suit (the "NTP matter" - see note 16 to the Consolidated Financial Statements). RIM capitalizes costs incurred for patent litigation where it is seeking to protect its patents.

If the Company is not successful in such litigation, RIM will review its related intangible asset balance, including previously capitalized litigation costs, for impairment. RIM has recorded liabilities for the estimated probable costs for the resolution of the NTP matter, based upon court rulings to date and the Company's current and estimated future costs with respect to ongoing legal fees. The actual resolution of the NTP matter may differ materially from these estimates as a result of future rulings issued by the appellate courts at the conclusion of the appeals process, or by the United States Patent and Trademark Office ("PTO") in connection with its re-examinations of the five patents-in-suit. Future

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



quarterly or annual financial reporting may be materially affected, either adversely or favorably, as a result of future rulings by the courts and the PTO.

WARRANTY

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry handheld products are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, material usage and other related production costs and service delivery expense.

The Company's estimates of costs are based upon historical experience and expectations of future conditions when it is introducing new BlackBerry handheld products. To the extent that the Company experiences increased warranty activity or increased costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

INVESTMENTS

Investments classified as available for sale under SFAS 115 are carried at market value. Changes in market values are accounted for through accumulated other comprehensive income, until such investments mature or are sold.

Investments with maturities in excess of one year include those categorized as available-for-sale and held-to-maturity for accounting purposes. The Company does not exercise significant influence with respect to any of these investments.

In the event that a decline in the fair value of a held-to-maturity investment occurs and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.


Summary Results of Operations - Fiscal 2004, Fiscal 2003 and Fiscal 2002

The following table sets forth certain consolidated statement of operations and consolidated balance sheet data for the periods indicated:

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


                                                As at and for the Fiscal Year Ended
                                      February        March 1,        Change        March 2,
                                      28, 2004         2003          2004/2003       2002
                                     ---------------------------------------------------------
                                    |           (in thousands, except for per share amounts)
                                    |            |               |             |
Revenue                             |  $ 594,616 |     $ 306,732 |  $ 287,884  |    $ 294,053
                                    |            |               |             |
Cost of sales                       |     323,365|      187,289  |    136,076  |      209,525
                                    |------------|---------------|-------------|--------------
Gross margin                        |     271,251|      119,443  |    151,808  |       84,528
                                    |------------|---------------|-------------|--------------
                                    |            |               |             |
Expenses                            |            |               |             |
 Research and development           |      62,638|       55,916  |      6,722  |       37,446
 Selling, marketing and             |            |               |             |
 administration                     |     108,492|      104,978  |      3,514  |       93,766
 Amortization                       |      27,911|       22,324  |      5,587  |       11,803
                                    | -----------|---------------|-------------|--------------
  Sub-total                         |     199,041|      183,218  |     15,823  |      143,015
                                    | -----------|---------------|-------------|--------------
                                    |            |               |             |
Restructuring charges               |           -|        6,550  |     (6,550) |            -
Litigation                          |      35,187|       58,210  |    (23,023) |            -
                                    |------------|---------------|-------------|--------------
Restructuring and litigation        |      35,187|       64,760  |    (29,573) |            -
                                    |------------|---------------|-------------|--------------
                                    |     234,228|      247,978  |    (13,750) |       143,015
                                    |------------|---------------|-------------|--------------
                                    |            |               |             |
Income (loss) from operations       |      37,023|     (128,535) |    165,558  |      (58,487)
                                                 |               |             |
Investment income                   |      10,606|       11,430  |       (824) |       25,738
                                    |            |               |             |
Write-down of investments           |           -|            -  |          -  |       (5,350)
                                    |------------|---------------|-------------|--------------
                                    |            |               |             |
Income (loss) before income taxes   |      47,629|     (117,105) |    164,734  |      (38,099)
                                    |            |               |             |
Provision for (recovery of)         |            |               |             |
income tax                          |      (4,200|       31,752  |     35,952  |       (9,778)
                                    |------------|---------------|-------------|--------------
Net income (loss)                   |    $ 51,829|   $(148,857)  |  $ 200,686  |   $ (28,321)
                                    |============| ============= |=============|  ============
                                    |            |               |             |
Earnings (loss) per share           |            |               |             |
 Basic                              |    $   0.65|    $  (1.92)  |   $   2.57  |    $  (0.36)
                                    |============| ============= |=============|  ============
                                    |            |               |             |
 Diluted                            |    $   0.62|    $  (1.92)  |   $   2.54  |    $  (0.36)
                                    |============| ============= |=============|  ============
                                    |            |               |             |
Total assets                        |  $1,931,378|    $ 861,656  | $1,069,722  |    $ 946,958
Total liabilities                   |     215,115|      154,875  |     60,240  |       72,890
Shareholders' equity                |  $1,716,263|    $ 706,781  | $1,009,482  |    $ 874,068
                                     ------------                 -------------

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:


                                                      Fiscal Year Ended
                                     February      March 1,      Change       March 2,
                                     28, 2004       2003        2004/2003      2002
                                    ----------------------------------------------------
                                   |           |             |             |
Revenue                            |   100.0%  |    100.0%   |         -   |    100.0%
                                   |           |             |             |
Cost of sales                      |    54.4%  |     61.1%   |     (6.7%)  |     71.3%
                                   |-----------|-------------|-------------|------------
Gross margin                       |    45.6%  |     38.9%   |      6.7%   |     28.7%
                                   |           |             |             |
Expenses                           |           |             |             |
                                   |           |             |             |
 Research and development          |    10.5%  |     18.2%   |     (7.7%)  |     12.7%
 Selling, marketing and            |           |             |             |
 administration                    |    18.2%  |     34.2%   |    (16.0%)  |     31.9%
 Amortization                      |     4.8%  |      7.3%   |     (2.5%)  |      4.0%
                                   |-----------|-------------|-------------|------------
                                   |           |             |             |
  Sub-total                        |    33.5%  |     59.7%   |    (26.2%)  |     48.6%
                                   |           |             |             |
Restructuring charges              |        -  |      2.1%   |     (2.1%)  |        -
                                   |           |             |             |
Litigation                         |     5.9%  |     19.0%   |    (13.1%)  |        -
                                   |-----------|-------------|-------------|------------
Restructuring and litigation       |     5.9%  |     21.1%   |    (15.2%)  |        -
                                   |-----------|-------------|-------------|------------
                                   |    39.4%  |     80.8%   |    (41.4%)  |     48.6%
                                   |-----------|-------------|-------------|------------
                                   |           |             |             |
Income (loss) from operations      |     6.2%  |    (41.9%)  |     48.1%   |    (19.9%)
                                   |           |             |             |
Investment income                  |     1.8%  |      3.7%   |     (1.9%)  |      8.8%
                                   |           |             |             |
Write-down of investments          |        -  |        -    |         -   |     (1.8%)
                                   |-----------|-------------|-------------|------------
                                   |           |             |             |
Income (loss) before income taxes  |     8.0%  |    (38.2%)  |     46.2%   |    (12.9%)
                                   |           |             |             |
Provision for (recovery of)        |           |             |             |
income tax                         |    (0.7%) |     10.3%   |     11.0%   |     (3.3%)
                                   |-----------|-------------|-------------|------------
Net income (loss)                  |     8.7%  |    (48.5%)  |     57.2%   |     (9.6%)
                                   | ==========| ==========  |  =========  | ==========
                                    -----------               -------------


EXECUTIVE SUMMARY

As the above tables highlight, the Company's results were significantly improved in fiscal 2004 compared to fiscal 2003. The four primary fiscal 2004 "profit drivers" that contributed to this improvement are discussed below. A more comprehensive analysis of these factors is contained in "Results of Operations".

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


The Company's net income increased by $200.7 million to $51.8 million or $0.65 basic earnings per share and $0.62 diluted earnings per share in fiscal 2004, compared to a net loss of $148.9 million or a loss per share of $1.92 in fiscal 2003.

PRIMARY FISCAL 2004 PROFIT DRIVERS

REVENUE AND RESULTING GROSS MARGIN GROWTH

Revenue increased by $287.9 million to $594.6 million in fiscal 2004 from $306.7 million in the preceding year. The number of BlackBerry handhelds sold increased by 643,000 to 920,000 in fiscal 2004 compared to 277,000 in fiscal 2003. Factoring in a 15.8% reduction in average selling price ("ASP"), handheld revenues increased by $220.4 million to $343.2 million in fiscal 2004. Service revenue increased by $41.9 million to $171.2 million in fiscal 2004, consistent with the Company's increase in BlackBerry subscribers during the year. Software revenue increased by $25.8 million to $47.4 million in fiscal 2004.

Gross margin increased to $271.3 million or 45.6% in fiscal 2004 compared to $119.4 million or 38.9% in fiscal 2003. The increase of 6.7% in the gross margin ratio to 45.6% in fiscal 2004 was as a result of the Company's cost reduction efforts for its BlackBerry handhelds and service revenue streams, increased manufacturing cost efficiencies as a result of the increase in handheld volumes and favorable changes in BlackBerry handheld product mix.

RESEARCH AND DEVELOPMENT, SELLING, MARKETING AND ADMINISTRATION AND AMORTIZATION

The Company was focused on prudent cost management and maximizing the financial net income "leverage" to be obtained from the increase in revenue and gross margin. Research and development, Selling, marketing and administration and Amortization expenses increased by $15.8 million or 8.6% to $199.0 million in fiscal 2004 from $183.2 million in the preceding year. The 8.6% increase in fiscal 2004 was substantially below the increases in revenue and gross margin of 93.9% and 127.1%, respectively.

RESTRUCTURING AND LITIGATION CHARGES

Restructuring (nil in fiscal 2004) and litigation expenses totalled $35.2 million, a reduction of $29.6 million from $64.8 million in fiscal 2003.

INCOME TAX (RECOVERY)/PROVISION

The Company recorded an income tax recovery of $4.2 million in fiscal 2004 versus an income tax provision of $31.8 million in fiscal 2003, resulting in an increase of $36.0 million in fiscal 2004 net income.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



SELECTED QUARTERLY FINANCIAL DATA - UNAUDITED

The following table sets forth RIM's unaudited quarterly consolidated results of operations data for each of the eight most recent quarters ended February 28, 2004. The information has been derived from RIM's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the Consolidated Financial Statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM's quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

                                                               Fiscal 2004 Year
                                            Fourth             Third           Second            First
                                            Quarter           Quarter          Quarter          Quarter
                                       -------------------------------------------------------------------
                                                     (in thousands, except per share data)

Revenue                                     $ 210,585         $ 153,891        $ 125,679        $ 104,461

Gross margin (1)                              103,476            72,398           52,968           42,409

Research and development, Selling,
marketing and administration (1),
and Amortization (1)                           56,889            49,132           47,388           45,632

Litigation (2)                                 12,874             9,201            5,653            7,459

Investment income                              (3,624)           (2,264)          (2,222)          (2,496)
                                       ---------------   ---------------  ---------------  ---------------
Income (loss) before income taxes              37,337            16,329            2,149           (8,186)

Recovery of income taxes (4)                   (4,200)                -                -               -
                                       ---------------   ---------------  ---------------  ---------------
Net income (loss)                            $ 41,537          $ 16,329          $ 2,149        $  (8,186)
                                       ===============   ===============  ===============  ===============

Earnings (loss) per share
  Basic                                       $  0.49           $  0.21          $  0.03         $  (0.11)

  Diluted                                     $  0.46           $  0.20          $  0.03         $  (0.11)

 ---------------------------------------------------------------------------------------------------------
| Research and development                   $ 17,877          $ 15,673         $ 14,701         $ 14,387  |
|                                                                                                          |
| Selling, marketing and                                                                                   |
| administration (1)                           32,310            26,233           25,423           24,526  |
|                                                                                                          |
| Amortization (1)                              6,702             7,226            7,264            6,719  |
|                                      ---------------   ---------------  ---------------  --------------- |
|                                            $ 56,889          $ 49,132         $ 47,388         $ 45,632  |
|                                      ===============   ===============  ===============  =============== |
 ---------------------------------------------------------------------------------------------------------

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


                                                             Fiscal 2003 Year
                                        Fourth             Third           Second            First
                                        Quarter           Quarter          Quarter          Quarter
                                    -------------------------------------------------------------------
                                                  (in thousands, except per share data)

Revenue                                   $ 87,502          $ 74,176         $ 73,418         $ 71,636

Gross margin (1)                            35,894            28,988           29,097           25,463

Research and development, Selling,
marketing and administration (1),
and Amortization (1)                        43,948            52,434           44,872           41,964

Restructuring charge (3)                         -             6,550                -                -

Litigation (2)                              25,540            27,760            4,910                -

Investment income                           (2,498)           (2,901)          (2,877)          (3,154)
                                    ---------------   ---------------  ---------------  ---------------

Loss before income taxes                   (31,096)          (54,855)         (17,807)         (13,347)

Provision for (recovery of)
income taxes (4)                                -             37,937           (3,575)          (2,610)
                                    ---------------   ---------------  ---------------  ---------------

Net loss                                  $(31,096)         $(92,792)        $(14,232)        $(10,737)
                                    ===============   ===============  ===============  ===============

Loss per share - basic and diluted        $  (0.40)         $  (1.21)        $  (0.18)        $  (0.14)

 -------------------------------------------------------------------------------------------------------
| Research and development                $ 12,535          $ 16,843         $ 13,913         $ 12,625  |
|                                                                                                       |
| Selling, marketing and                                                                                |
| administration (1)                        24,979            29,979           25,213           24,807  |
|                                                                                                       |
| Amortization (1)                           6,434             5,612            5,746            4,532  |
|                                   ---------------   ---------------  ---------------  --------------- |
|                                         $ 43,948          $ 52,434         $ 44,872         $ 41,964  |
|                                   ===============   ===============  ===============  =============== |
 -------------------------------------------------------------------------------------------------------


Notes:
-----

(1) During the third quarter of fiscal 2004, the Company reclassified costs associated with its BlackBerry network operations centre and its technical and service support operations centre to Cost of sales. Such costs were previously included in Selling, marketing and administration expense. In addition, amortization expense related to manufacturing operations and BlackBerry network operations has been reclassified to Cost of sales. Such amortization was previously included in Amortization expense. All comparative amounts were reclassified to conform to this new presentation. There were no adjustments to previously reported net income (loss) as a result of any of these reclassifications.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004




(2)  See "Results of Operations - Litigation" and note 16 to the
     Consolidated Financial Statements.

(3) See "Results of Operations - Restructuring Charges" and note 15 to the Consolidated Financial Statements.

(4)  See "Results of Operations - Income Taxes" and note 9 to the
     Consolidated Financial Statements.


EVENTS SUBSEQUENT TO FEBRUARY 28, 2004 YEAR END

SETTLEMENT OF PATENT LITIGATION

Good Technology, Inc. ("GTI") and the Company entered into an agreement on March 26, 2004 whereby the parties also signed a settlement and license agreement and a series of pending lawsuits between the two companies were consequently dismissed. The parties have also signed a royalty-bearing license agreement whereby RIM will receive a lump-sum settlement during the first quarter of fiscal 2005 as well as ongoing quarterly royalties. The lump-sum settlement amount was received subsequent to February 28, 2004 and will be credited to Intangible Assets in the first quarter of fiscal 2005, as a recovery of costs incurred by the Company. The settlement will resolve this matter and the settlement amounts will not be material to the Company's consolidated financial statements.

STOCK SPLIT

On April 7, 2004, the Company announced that its Board of Directors had approved a two-for-one stock split of the Company's outstanding common shares. The stock split will be implemented by way of a stock dividend whereby shareholders will receive one common share of the Company for each common share held. The stock dividend will be payable on June 4, 2004 to shareholders of record at the close of business on May 27, 2004. The total number of common shares outstanding as of February 28, 2004 was 92.4 million. Adjusting for the stock split, the total number of common shares outstanding will be 184.8 million.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



RESULTS OF OPERATIONS

FISCAL YEAR ENDED FEBRUARY 28, 2004 COMPARED TO THE FISCAL YEAR ENDED MARCH 1, 2003

REVENUE

Revenue for fiscal 2004 was $594.6 million, an increase of $287.9 million or 93.9% from $306.7 million in the preceding year.

A comparative breakdown of the significant revenue streams is set forth in the following table:

                                                                                         Change
                                 Fiscal 2004               Fiscal 2003                  2004/2003
                          --------------------------------------------------------------------------------
                        |                         |                            |                          |
Number of               |                         |                            |                          |
handhelds sold          |      920,000            |       277,000              |    643,000      232.1%   |
                        |==============           |===============             |==========================|
                        |                         |                            |                          |
Average selling price   |       $  373            |        $  443              |   $   (70)     (15.8%)   |
                        |==============           |===============             |==========================|
                        |                         |                            |                          |
Handhelds               |    $ 343,154       57.7%|     $ 122,711       40.0%  |  $ 220,443      179.6%   |
Service                 |      171,215       28.8%|       129,332       42.2%  |     41,883       32.4%   |
Software                |       47,427        8.0%|        21,655        7.1%  |     25,772      119.0%   |
Other                   |       32,820        5.5%|        33,034       10.7%  |       (214)      (0.6%)  |
                        |-------------------------|----------------------------|--------------------------|-
                        |    $ 594,616      100.0%|     $ 306,732      100.0%  |  $ 287,884       93.9%   |
                        |=========================|============================|==========================|
                         -------------------------                              -------------------------


Handheld product revenues increased by $220.4 million or 179.6% to $343.2 million or 57.7% of consolidated revenues in fiscal 2004 compared to $122.7 million or 40.0% of consolidated revenues in fiscal 2003. This increase in handheld revenues over the prior year is primarily attributable to a volume increase of 232.1% or 643,000 units to approximately 920,000 from approximately 277,000 in the prior year. The Company has launched a number of new products in the current fiscal year which operate on the GPRS, iDEN and CDMA20001X wireless networks that were not available in the prior year, which account for the volume growth. This volume increase was partially offset by a 15.8% reduction in the ASP in fiscal 2004 to $373 per unit from $443 per unit in fiscal 2003. The Company's ASP is influenced by the impact of product mix in two primary ways: (i) the percentage of new BlackBerry 6200 monochrome /7200 color handheld series versus the 6500/6700 and 7500/7700 handheld series; and (ii) the mix between monochrome and color BlackBerry handhelds as color BlackBerry handhelds are more expensive. The Company experienced a continuing increase in the percentage of color products in its overall handheld sales mix during fiscal 2004 and expects this trend to continue in fiscal 2005. The Company also expects its ASP for handhelds to continue to

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



decline in fiscal 2005 as a result of the continuing shift to lower priced products and new product introduction plans, some of which are expected to have lower price points.

Service revenue increased $41.9 million or 32.4% to $171.2 million and comprised 28.8% of consolidated revenue in fiscal 2004, compared to $129.3 million in fiscal 2003. BlackBerry subscribers doubled to approximately 1,069,000 from approximately 534,000 as at March 1, 2003. The Company has also experienced some net migration of its direct ("full email") BlackBerry subscriber base to its carrier customers ("net migration"), for whom RIM provides lower priced "relay" services. The Company expects this net migration to continue in fiscal 2005. The monthly average revenue per unit ("ARPU") for service is expected to continue to decline in fiscal 2005 as a result of the aforementioned migration and also because the continuing net increase in the BlackBerry subscriber base represents subscribers for which RIM receives a monthly relay access fee from its carrier customers, rather than subscribers who purchase full e-mail service directly from RIM.

Software revenues include fees from licensed BES software, CALs, maintenance and upgrades. Software revenues increased $25.8 million to $47.4 million in fiscal 2004 from $21.7 million in fiscal 2003, generally in line with the growth in handheld revenues during fiscal 2004.

Other revenue, which includes OEM radios, accessories, non-warranty repairs, NRE, technical support and other, was effectively stable at $32.8 million in fiscal 2004 compared to $33.0 million in fiscal 2003. Growth in revenue streams such as accessories, OEM, technical support and non-warranty repair was offset by a reduction in NRE revenue as the result of the completion of a large NRE contract during the latter part of fiscal 2003.

GROSS MARGIN

Gross margin increased to $271.3 million or 45.6% of revenue in fiscal 2004, compared to $119.4 million or 38.9% of revenue in the preceding year. The net improvement in consolidated gross margin percentage was primarily attributable to higher margins for handheld products and service revenues. The increase in handheld products was due to reductions in component part costs, improved manufacturing efficiencies and component parts usage as a result of the higher volume of handhelds produced in fiscal 2004 over fiscal 2003 and the impact of handheld product mix, including the increasing percentage of color (versus monochrome) in the handheld product sales mix. The Company's service margin increased as the Company has realized cost efficiencies in its network operations infrastructure as a result of the increase in BlackBerry subscribers, for which the Company receives relay access fees from its carrier customers and the resulting gross margin.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



RESEARCH AND DEVELOPMENT

Gross research and development expenditures decreased by $2.3 million to $62.6 million in fiscal 2004 compared to $65.0 million in fiscal 2003. Research and development expenditures consist primarily of salaries and benefits for technical personnel, costs of related engineering materials, and software tools and maintenance fees. Compensation expense increased by $2.8 million as a result of the increase in employees supporting the Company's growth and new BlackBerry handheld product development. This increase in employment costs was more than offset by a reduction in external professional services in fiscal 2004 compared to fiscal 2003 expenditures.

Net research and development expenditures increased by $6.7 million to $62.6 million or 10.5% of revenue in fiscal 2004 compared to $55.9 million or 18.2% of revenue in fiscal 2003. In the prior year's comparable fiscal period, the Company recorded $9.0 million in contributions from its development agreement with Technology Partnerships Canada ("TPC") as a reduction in gross research and development costs. The Company had recorded all of the contributions due to RIM from TPC over the term of the agreement as at March 1, 2003.

The Company qualifies for investment tax credits ("Tics") on eligible expenditures on account of scientific research and experimental development. The Company has not recorded the benefit of Tics in fiscal 2004 or fiscal 2003. See "Income Taxes" and note 9 to the Consolidated Financial Statements.

SELLING, MARKETING AND ADMINISTRATION

Selling, marketing and administration expenses increased $3.5 million or 3.3% to $108.5 million for fiscal 2004 compared to $105.0 million for fiscal 2003. As a percentage of revenue, Selling, marketing and administration expenses declined to 18.2% in fiscal 2004 compared to 34.2% in the preceding year, primarily due to the increase in fiscal 2004 revenues over fiscal 2003.

The net increase in Selling, marketing and administration expenses for fiscal 2004 was primarily attributable to marketing, advertising and promotion expenses. Other cost increases were for information technology support expenses, infrastructure and maintenance expenses, building maintenance and professional fees, including the costs of complying with the Sarbanes-Oxley Act of 2002 and similar Canadian regulatory initiatives. The cost increases were partially offset by a foreign exchange gain of $2.2 million in fiscal 2004, compared to a lesser foreign exchange gain of $0.3 million in fiscal 2003 (see note 20 to the Consolidated Financial Statements) and a reduction in bad debt expense. Compensation expense was approximately equal in fiscal 2004 compared to fiscal 2003 generally as a result of the Company's cost restructuring undertaken in November 2002. See "Restructuring Charge".

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


AMORTIZATION

Amortization expense on account of certain capital and certain intangible assets increased by $5.6 million to $27.9 million for fiscal 2004 compared to $22.3 million for fiscal 2003. The increased amortization expense in fiscal 2004 reflects the impact of a full year's amortization expense with respect to capital and certain intangible asset expenditures during fiscal 2003 and also incremental amortization with respect to capital and certain intangible asset expenditures during fiscal 2004.

Amortization expense with respect to capital assets employed in the Company's manufacturing operations and BlackBerry service operations was $7.9 million in fiscal 2004 compared to $7.7 million in fiscal 2003 and is charged to Cost of sales in the Consolidated Statements of Operations. See also note 6 to the Consolidated Financial Statements. The Company expects amortization expense with respect to capital assets employed in the Company's manufacturing operations and BlackBerry service operations to increase in fiscal 2005 compared to fiscal 2004 as it incurs capital expenditures necessary to expand its manufacturing and service business operations.

Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $18.7 million in fiscal 2004 compared to $1.1 million in fiscal 2003. This increase is due generally to the increase in the number of handhelds sold in fiscal 2004 versus fiscal 2003. See "Revenue". Total amortization expense with respect to intangible assets was $19.5 million in fiscal 2004 compared to $2.8 million in fiscal 2003. See also note 7 to the Consolidated Financial Statements.

RESTRUCTURING CHARGE

During the third quarter of fiscal 2003, as part of the implementation of a plan to improve operating results, the Company recorded restructuring charges of $6.6 million included the costs associated with the termination of employees, related costs and the closure and exit of certain leased facilities. See note 15 to the Consolidated Financial Statements.

LITIGATION

See also the discussion of the NTP matter in "Liquidity and Capital Resources - NTP Litigation Funding" and note 16 to the Consolidated Financial Statements.

The Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

On May 23, 2003, the Court ruled on the issues of enhanced compensatory damages, plaintiff's attorney fees and certain other matters.

During the first quarter of fiscal 2004, the Company recorded an expense of $7.5 million to provide for additional estimated enhanced compensatory damages and

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



estimated prejudgment interest for the period March 2, 2003 to May 31, 2003. The $6.9 million attributable to enhanced compensatory damages was classified as Restricted cash on the Company's consolidated balance sheets as at May 31, 2003.

On August 5, 2003, the United States District Court for the Eastern District of Virginia (the "Court") ruled on NTP's request for an injunction with respect to RIM continuing to sell the BlackBerry solution (handhelds, software and service) in the United States as well as entered judgment with respect to several previously announced monetary awards issued in favor of NTP. The Court granted NTP the injunction requested; however, the Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal to the Court of Appeals for the Federal Circuit (the "Court of Appeals"). In its Final Order dated August 5, 2003, the Court awarded monetary damages of $53.7 million (the "Final Order") as of May 31, 2003, comprising the following:

    o    Enhanced compensatory damages               $ 47.5 million
    o    Plaintiff attorney fees                     $  4.2 million
    o    Prejudgement interest                       $  2.0 million
                                                     ---------------
    o    Total                                       $ 53.7 million
                                                     ---------------

The Company had previously recorded provisions for all of the above components of the Final Order in fiscal 2003 and the first quarter of fiscal 2004. The Company filed its Notice to Appeal on August 29, 2003.

During the second quarter of fiscal 2004, the Company recorded an expense of $5.7 million to provide for enhanced compensatory damages for the period June 1, 2003 to August 30, 2003, postjudgment interest for the period August 6, 2003 to August 30, 2003 and other net adjustments.

On November 26, 2003, the Company filed its opening appeal brief with the Court of Appeals.

During the third quarter of fiscal 2004, the Company recorded an expense of $9.2 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, for the three months ended November 29, 2003.

NTP filed its Responding Brief on January 5, 2004. The Company filed its Reply Brief on February 3, 2004.

During the fourth quarter of fiscal 2004, the Company recorded an expense of $12.9 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, for the three months ended February 28, 2004.

For the year ended February 28, 2004, the Company has recorded a total provision of $35.2 million with respect to the NTP matter, representing enhanced

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



compensatory damages, postjudgment interest for the period August 6, 2003 to February 28, 2004 and other net adjustments. The Company has restricted cash of $36.3 million in connection with the NTP matter as at February 28, 2004.

As at the end of the Company's current fiscal year, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above, have been provided for as NTP litigation expenses as at February 28, 2004. The actual resolution of the NTP matter may materially differ from the estimates as at February 28, 2004 as a result of future appellate court rulings at the conclusion of the appeals process, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favorably.

During fiscal 2003 the Company recorded quarterly charges in the second, third and fourth quarters with respect to the NTP matter totalling $58.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, plaintiff's attorney fees and prejudgment interest.

While the jury verdict, rulings, damages and other awards in the NTP matter remain subject to RIM's appeal, such appeal may not ultimately be successful. If the appeal is unsuccessful, the jury verdict in the NTP matter, as amended by the District Court, requiring RIM to pay a royalty in respect of all infringing revenues will have a material adverse effect on RIM's future results of operations and financial condition. In addition, if RIM is not able to overturn on the appeal the injunction, it may be unable to continue to provide BlackBerry service in the United States and to continue to use, sell or manufacture its wireless handhelds and software in, or to import them into, the United States, which is the largest market for RIM's products and services, unless RIM is able to negotiate a license with NTP at that time, which may not be available to RIM at a reasonable cost or at all.


INVESTMENT INCOME

Investment income decreased to $10.6 million in fiscal 2004 from $11.4 million in fiscal 2003. The decrease primarily reflects a reduction in the average interest rate yield on the investment portfolio during fiscal 2004 compared to fiscal 2003. Investment income increased for the period January 21, 2004 to February 28, 2004 as a result of the Company's equity offering of 12.1 million shares, which raised net proceeds of $905.2 million that were invested for that period.

The Company expects its investment income to increase in fiscal 2005 compared to fiscal 2004 as a result of the inclusion of the $905.2 million in the Company's fiscal 2005 investment portfolio for the entire 2005 fiscal year.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


INCOME TAXES

The Company recorded a current tax recovery of $4.2 million or $0.05 per share diluted in the fourth quarter of fiscal 2004 to reflect the resolution of certain tax uncertainties previously provided for.

The Company recorded nil deferred income tax expense in fiscal 2004 as the Company's income tax expense with respect to pre-tax income earned was offset by the utilization of previously unrecognized deferred tax assets. The Company maintained its previous determination that we still did not meet the "more likely than not" standard under U.S. and Canadian GAAP with respect to the realization of its deferred income tax asset balance and that a full valuation allowance is required as at February 28, 2004.

For fiscal 2003, during the third quarter, the Company determined that it was no longer able to satisfy the "more likely than not" standard with respect to the realization of its deferred income tax asset balance. Consequently, the Company recorded an increase in its valuation allowance at the time, resulting then in a net provision for deferred income tax of $37.9 million. These net deferred tax assets have a substantially unlimited life and remain available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as uncertainties are resolved, the valuation allowance may be adjusted accordingly. See also Note 9 to the Consolidated Financial Statements.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

NET INCOME (LOSS)

Net income was $51.8 million, or $0.65 per share basic and $0.62 per share diluted, in fiscal 2004 versus a net loss of $148.9 million, or $1.92 per share basic and diluted, in the prior year. See "Executive Summary" for an analysis and reconciliation of the fiscal 2004 increase in net income and earnings per share.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



LIQUIDITY AND CAPITAL RESOURCES

Summary of Cash Flows

The following table summarizes the Company's cash flows for the periods indicated:

                                                 Fiscal 2004       Fiscal 2003
                                                --------------    -------------

Net income (loss)                                   $  51,829      $  (148,857)
Amortization                                           54,529           31,147
Deferred income taxes                                       -           29,244
Working capital and other                             (42,523)          91,256
                                                --------------    -------------

Cash flows from operating activities                   63,835            2,790

Cash flows from financing activities                  948,881          (23,961)

Cash flows from investing activities                 (196,832)          21,396

Other                                                    (146)             (20)
                                                --------------    -------------

Net increase in cash and cash equivalents           $ 815,738         $    205
                                                ==============    =============


Operating Activities

For fiscal 2004, cash flow generated from operating activities was $63.8 million compared to $2.8 million in fiscal 2003. Net income plus amortization was $106.4 million for the current year. The majority of cash applied to cash working capital for the current fiscal year resulted from increases in trade receivables of $54.4 million (generally consistent with the Company's revenue growth), other receivables of $7.6 million and inventory of $11.6 million. These increases were partially offset by an increase in accounts payable of $17.0 million and accrued liabilities of $16.1 million. The increase in accrued litigation of $33.7 million is more than offset by the increase in restricted cash of $36.3 million, which relates to the Company's funding requirement to deposit funds into an escrow account with respect to the NTP matter. See "NTP Litigation Funding".

Financing Activities

During fiscal 2004, cash flow generated from financing activities was $948.9 million including $905.2 million in net proceeds from the Company's public offering of 12.1 million shares at $78.25 per share, and $49.8 million of proceeds upon the issuance of share capital related to the exercise of stock options. The Company repaid $6.1 million of debt in fiscal 2004. This compares to $24.0 million used in financing activities in the prior fiscal year, which was primarily for the buyback of 1.9 million common shares pursuant to the Company's Common Share Purchase Program.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



Investing Activities

For the current fiscal year, cash flow used for investing activities equalled $196.8 million, which included the acquisition of investments, net of proceeds on disposition, of $143.2 million, and the acquisitions of capital assets and intangible assets of $21.8 million and $32.3 million, respectively. For the prior fiscal year, cash flow generated by investing activities was $21.4 million. Uses included the acquisition of investments of $190.0 million, acquisitions of capital assets and intangible assets of $39.7 million and $31.0 million, respectively, and acquisitions of subsidiaries of $22.0 million. There were net proceeds from the sale of investments of $304.1 million.

Cash and cash equivalents, short-term investments and investments increased by $959.6 million to $1,490.3 million as at February 28, 2004 from $530.7 million as at March 1, 2003.

A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.

                                             As At
                               February 28,          March 1,          Change
                                   2004                2003          2004/2003
                              -------------------------------------------------

Cash and cash equivalents       $ 1,156,419        $  340,681        $ 815,738

Short-term investments                    -                 -                -

Investments                         333,886           190,030          143,856
                              -------------------------------------------------

Cash, cash equivalents,
short-term investments
and investments                 $ 1,490,305        $  530,711        $ 959,594
                              =================================================

The majority of the Company's cash and cash equivalents and investments are denominated in U.S. dollars as at February 28, 2004.

NTP Litigation Funding

See also "Results of Operations - Litigation" and note 16 to the Consolidated Financial Statements.

Commencing in the first quarter of fiscal 2004 and on a quarterly basis thereafter, the Company is required to deposit the current period's enhanced compensatory damages amount (the "quarterly deposit") into a bank escrow account, 30 days subsequent to the end of the quarter. The quarterly deposit is currently calculated as 8.55% of infringing revenues, plus postjudgment interest. These quarterly deposits will be set aside in escrow until the appeals process is complete. The quarterly deposit fundings for the first three quarters, and the $12.9 million obligation for the fourth quarter of fiscal 2004, are reflected as Restricted cash on the Company's consolidated balance sheet as at February 28, 2004.

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004


The Company has obtained a $70 million Letter of Credit Facility (the "Facility") for operating requirements. Approximately $48 million of the Facility has been utilized in order to satisfy a portion the Company's liability and funding obligation with respect to the NTP matter, as described in note 16 to the Consolidated Financial Statements. During the third quarter of fiscal 2004 and pending the completion of the appeals process, the Company posted, with the approval of the Court, a $48 million Standby Letter of Credit ("LC") to guarantee the monetary damages of the Court's final order. The LC amount of $48 million excludes the fiscal 2004 quarterly deposit obligations into the escrow bank account. The Company has pledged specific investments as security for the Facility.

The Company's fiscal 2004 quarterly deposit obligations total $36.3 million and are classified as Restricted cash on the Company's consolidated balance sheets as at February 28, 2004.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at February 28, 2004:

                                                            One to      Four to       More
                                             Less than      Three        Five       than Five
                                 Total        One Year      Years        Years        Years
                              -----------------------------------------------------------------
                             |            |
Long-term debt               |    $ 6,433 |  $     193      $   667      $ 5,573      $   -
                             |            |
Operating lease obligations  |      8,008 |      2,165        4,840        1,003          -
                             |            |
Purchase obligations and     |            |
commitments                  |    168,449 |    168,449            -            -          -
                             |------------|----------------------------------------------------
Total                        |  $ 182,890 |  $ 170,807      $ 5,507      $ 6,576      $   -
                             |============}====================================================
                              ------------

Purchase obligations and commitments of $168.4 million represent primarily purchase orders or contracts for the purchase of raw materials and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations.

COMMENTARY ON MATERIAL DIFFERENCES IN THE COMPANY'S FISCAL 2004 FINANCIAL STATEMENTS UNDER U.S. GAAP COMPARED TO CANADIAN GAAP

The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. The Company has also

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004




prepared consolidated financial statements in accordance with Canadian GAAP on a basis consistent for all periods presented.

There are no material differences to reported values contained in the Company's consolidated balance sheets under U.S. GAAP and Canadian GAAP.

A summary of the differences to reported values contained in the Company's consolidated statements of operations under U.S. GAAP and Canadian GAAP is set out in the table below:

                                                     Fiscal Year Ended
                                            February 28,             March 1,
                                                    2004                 2003
                                          ---------------       --------------

Net income (loss) under U.S. GAAP              $  51,829          $ (148,857)
                                          ---------------       --------------
Adjustments - Canadian GAAP
  Start-up costs (a)                              (1,392)                (452)
  Future income taxes (a)                              -                  646
  Stock-based compensation costs (b)              (2,890)                   -
                                          ---------------       --------------
Net income (loss) under Canadian GAAP          $  47,547          $ (148,663)
                                          ================      ==============

Notes:
-----

a) U.S. GAAP, Statement of Position 98-5, Reporting on the Cost of Start-up Activities, prescribes that start-up costs should be expensed as incurred. Canadian GAAP allows for the capitalization of start up costs, namely the costs incurred during the start-up of the Company's European operations. The tax affect of this adjustment is also reflected above. As of August 30, 2003, the Company has expensed all start-up costs previously incurred, as the Company determined that there is no remaining value to these costs as a result of changes in the underlying operations.

b) Previously, under Canadian GAAP, for any stock option with an exercise price that was less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant was required to be recorded as compensation expense (the intrinsic value based method). As the Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options, no compensation expense was recognized. In November 2003, Canadian Institute of Chartered Accountants ("CICA") 3870 was amended to provide transitional provisions which allow for the adoption of fair value based accounting recording of stock options. The Company has elected the prospective method of adoption for Canadian GAAP purposes effective for the year ended February 28, 2004. In accordance with CICA 3870, the Company has recorded stock-based compensation expense for all grants issued and subsequently cancelled during

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004




     the current year. In addition, proforma stock-based compensation expense was calculated on grants issued since March 2, 2003.


Differences to reported values contained in the Company's consolidated statements of cash flows under U.S. GAAP and Canadian GAAP result from the differences discussed above.

MARKET RISK OF FINANCIAL INSTRUMENTS

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. dollar. The majority of the Company's revenues in fiscal 2004 are transacted in U.S. dollars, Canadian dollars, Euros and British pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and all manufacturing overhead, are incurred primarily in Canadian dollars. At February 28, 2004, approximately 2% of cash and cash equivalents, 26% of trade receivables and 18% of accounts payable and accrued liabilities are denominated in foreign currencies (March 1, 2003 - 14%, 13%, and 8%, respectively). These foreign currencies include the Canadian Dollar, British Pound, Euro, Australian Dollar, Hong Kong Dollar, and Japanese Yen.

To mitigate a portion of this risk, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars, to sell Euro and purchase U.S. dollars, and to sell British Pounds and purchase U.S. dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded as other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at February 28, 2004. As at February 28, 2004, the unrealized gain on these forward contracts was approximately $5,468 (March 1, 2003 - $3,439). These amounts were included in Other current assets and Other comprehensive income.

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars. These contracts have been designated as fair value hedges,

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at February 28, 2004, a loss of $69 was recorded in respect of this amount (March 1, 2003 - gain of $419). This amount was included with Selling, marketing and administration.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying short-term maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

RIM has historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products. The Company expects this trend to continue as it sells an increasing number of its products and service relay access through network carriers and resellers rather than directly. The Company is undergoing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at February 28, 2004 is $ 2.4 million (March 1, 2003 - $2.3 million).

While the Company sells to a variety of customers, two customers comprised 24% and 10% of trade receivables as at February 28, 2004 (March 1, 2003 - three customers comprised 17%, 16% and 14%). Additionally, two customers comprised 15% and 13% of the Company's sales (fiscal 2003 - one customer comprised 12%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at February 28, 2004, the maximum exposure to a single counter-party was 43% of outstanding derivative instruments (March 1, 2003 - 37%).

The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 28, 2004, no single issuer represented more than 4% of the total cash, cash equivalents and

                           Research in Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                  For the Fiscal Year Ended February 28, 2004



investments (March 1, 2003 - no single issuer represented more than 5% of the total cash, cash equivalents and short-term investments).

IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

In December 2003, the FASB amended Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities ("FIN 46R"). FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's residual returns. For the Company, the requirements of FIN 46R apply to VIE's created after January 31, 2003. For those VIE's created before January 31, 2003, the requirements of FIN 46R apply as at February 29, 2004. The adoption of FIN 46R did not have an impact to the Company's financial statements as at and for the year ended February 28, 2004.

OUTLOOK AND STRATEGY

RIM's strategy is to continue to leverage the technology and infrastructure investments made over the past several years to drive BlackBerry subscriber growth and financial performance. RIM plans to extend its technical and market lead by continuing to invest in core research and development to enhance the BlackBerry product portfolio, by fostering new international business relationships, by licensing the BlackBerry platform to key handset vendors and by strengthening our infrastructure to support global subscriber growth.

RIM will continue to pursue growth opportunities with global carriers to further expand BlackBerry's global footprint and to extend our enterprise market leadership into the prosumer market. Through the BlackBerry Connect program, RIM plans to increase the addressable market for BlackBerry through the strategic licensing of the BlackBerry platform.

RIM anticipates strong revenue and net earnings growth for the balance of fiscal 2005 compared to fiscal 2004 and is targeting substantial increases in the BlackBerry subscriber base. RIM intends to realize this growth while continuing to manage its financial resources prudently and fostering a culture of innovation and achievement for its employees.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               RESEARCH IN MOTION LIMITED
                                       ----------------------------------------
                                                      (Registrant)

Date:    June 14, 2004                 By:     /s/ Angelo Loberto
         -------------------------             --------------------------------
                                                       (Signature)
                                               Angelo Loberto
                                               Vice President, Finance